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Exhibit 99.1

Notice of 2007 Annual and Special Meeting of Shareholders of TransAlta Corporation to be held on April 26, 2007 and Management Proxy Circular

Dated March 9, 2007

YOUR PARTICIPATION IS IMPORTANT-
PLEASE TAKE A MINUTE TO VOTE.

TransAlta

Table of Contents

MANAGEMENT PROXY CIRCULAR	2
SOLICITATION OF PROXIES	2
VOTING INSTRUCTIONS	2
INSTRUCTIONS FOR REGISTERED HOLDERS OF COMMON SHARES	2
INSTRUCTIONS FOR NON-REGISTERED HOLDERS OF COMMON SHARES – BENEFICIAL OWNERS	3
REVOCATION OF PROXIES	3
CONFIDENTIALITY OF VOTING	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4
BUSINESS OF THE MEETING	4
1. Financial Statements	4
2. Election of Directors	4
3. Appointment of Auditors	12
4. Continuing, ratifying, confirming and approving the Shareholder Rights Plan	13
5. Other Matters	17
REPORT ON EXECUTIVE COMPENSATION	18
COMPENSATION OF EXECUTIVES IN 2006	18
COMPONENTS OF EXECUTIVE COMPENSATION	19
1. Base Pay	19
2. Annual Incentive	19
3. Long Term Incentives	20
CEO COMPENSATION AND EVALUATION	21
1. Base Pay	21
2. Annual Incentive	21
3. Long Term Incentives	21
SUMMARY COMPENSATION TABLE	22
PERFORMANCE SHARE OWNERSHIP PLAN	23
PERFORMANCE AND RETENTION PLAN	24
RETIREMENT PENSION PLAN	25
ACCRUED PENSION OBLIGATION	26
CHANGE OF CONTROL AGREEMENTS	27
EXECUTIVE SEVERANCE ARRANGEMENTS	28
EMPLOYEE STOCK OPTION PLAN	28
EMPLOYEE SHARE PURCHASE PLAN	29
OTHER INFORMATION	29
COMPARATIVE SHAREHOLDER RETURN	29
DIRECTORS AND OFFICERS INSURANCE	29
REPORTS OF COMMITTEES OF THE BOARD	29
1. Report of the Audit and Environment Committee	30
2. Report of the Nominating and Corporate Governance Committee	32
3. Report of the Human Resources Committee	33
CORPORATE GOVERNANCE	34
ADDITIONAL INFORMATION	34
2008 ANNUAL MEETING OF SHAREHOLDERS – SHAREHOLDER PROPOSALS	34
DIRECTORS APPROVAL	35
APPENDIX "A" – SHAREHOLDER RIGHTS PLAN RESOLUTION	A-1
APPENDIX "B" – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	B-1
APPENDIX "C" – CORPORATE GOVERNANCE GUIDELINES	C-1

TransAlta Corporation 110 - 12th Avenue SW Box 1900, Station "M" Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

 NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the "Meeting") of holders of common shares of TransAlta Corporation ("TransAlta" or the "Company") will be held in the Safari Lodge, Canada Room of the Calgary Zoo, 1300 Zoo Road N.E., Calgary, Alberta T2E 7V6, on Thursday April 26, 2007 at 1:00 p.m. (local time) for the purpose of:

(a)
receiving the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the auditors' report thereon;

(b)
electing the directors for the ensuing year;

(c)
appointing the auditors and authorizing the directors to fix their remuneration;

(d)
considering and, if thought fit, passing, with or without variation, an ordinary resolution continuing, ratifying, confirming and approving the Company's Shareholder Rights Plan; and

(e)
considering such other matters as may properly come before the Meeting.

 Only holders of record of TransAlta shares at the close of business on March 2, 2007 will be entitled to vote at the Meeting.

 If you are unable to be present at the Meeting, please use one of the voting options described in the accompanying proxy. If you choose to vote by mail, proxies must be returned to TransAlta's Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours prior to the time fixed for holding the Meeting, or any adjournment. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

 The Company's Management Proxy Circular respecting the Meeting and a form of proxy accompany this Notice of Meeting.

By the order of the Board of Directors

Calgary, Alberta
March 9, 2007	Maryse C. St.-Laurent Corporate Secretary

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

 This Management Proxy Circular ("Proxy Circular") is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation ("TransAlta" or the "Company") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Company to be held in Calgary, Alberta on Thursday, April 26, 2007 at 1:00 p.m. (local time), or any adjournment thereof, for the purposes set out in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting").

 The cost of solicitation will be borne by the Company and will be made primarily by mail. Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

 Unless otherwise stated, information contained in this Proxy Circular is given as at March 9, 2007.

 For those shareholders who cannot attend the meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may listen to and view the proceedings on the webcast can be found on TransAlta's website at www.transalta.com.

VOTING INSTRUCTIONS

Instructions for Registered Holders of Common Shares

 Registered shareholders who plan to attend the Meeting and to vote their shares in person must not complete or return the paper proxy form. Instead, your vote will be taken and counted at the Meeting. Please register with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

 Registered shareholders who are unable to attend and vote at the Meeting may do so through the use of proxies. If you are unable to attend the meeting, as a registered shareholder you may convey your voting instructions in one of three ways: (1) use of the paper proxy form to be returned by mail or delivery, (2) use of the telephone voting procedure, or (3) use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote for or against or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted in favour of (i) the election of each of the persons nominated as directors; (ii) the appointment of Ernst & Young LLP as auditors of the Company and the authorization of the directors to set their remuneration; and (iii) the continuation, ratification, confirmation and approval of, the Shareholder Rights Plan, each as more particularly described in this Proxy Circular.

 A shareholder has the right to appoint a person as proxy other than the management nominees designated in the accompanying paper proxy form. The paper proxy form is the only voting option by which a shareholder may do so. To appoint a person as proxy other than the management nominees, cross out the printed names and insert the name of the person you wish to act as proxy, in the blank space provided.

Mail

 If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must be returned to, and be received by, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone

 If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French). A shareholder must follow the instructions of the "Vote Voice" and refer to the proxy form sent to that shareholder, providing the 13 digit

Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast his/her vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

Internet

 If a shareholder elects to vote by Internet, then the shareholder must access the website:

www.eproxyvoting.com/transalta

 A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. Shareholders voting by Internet must cast their vote not less than 48 hours prior to the time fixed for the holding of the Meeting, or any adjournment.

Instructions for Non-Registered Holders of Common Shares – Beneficial Owners

 A beneficial owner or non-registered holder of common shares is a shareholder whose shares are held in the name of a nominee, such as a bank, broker or trust company.

 You may vote your shares through your nominee or in person at the Meeting. To vote your shares through your nominee you should follow the instructions on the request for voting instructions provided by your nominee. To vote your shares in person at the Meeting you should take the following steps:

  (1)
  Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions. Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

  (2)
  Return the request for voting instructions to the nominee in the envelope provided or by the facsimile number provided. Alternatively, you can vote by telephone or the Internet by following the instructions for telephone and Internet voting in the request for voting instructions.

 If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Revocation of Proxies

 Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

 If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing addressed to TransAlta Corporation, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 - 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the Chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law.

 If the instructions were conveyed by telephone or the Internet, then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.

Confidentiality of Voting

 Proxies are counted and tabulated by CIBC Mellon Trust Company, the Company's Transfer Agent and Registrar, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

 At March 9, 2007, there were outstanding 202,617,639 common shares of the Company. A shareholder is entitled to one vote for each common share held. To the knowledge of directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the common shares of the Company. Only shareholders of record at the close of business on March 2, 2007 will be entitled to vote at the Meeting.

Business of the Meeting

 This Proxy Circular contains information relating to the receipt of TransAlta's audited consolidated financial statements, the election of directors, the appointment of auditors and the authorization of the directors to set their remuneration, and the continuation, ratification, confirmation and approval of the Company's Shareholder Rights Plan.

1.
Financial Statements

 The audited consolidated financial statements of TransAlta for the year ended December 31, 2006, and the report of the auditors thereon will be tabled at the Meeting. These audited consolidated financial statements form part of the 2006 Annual Report of the Company. A copy of the 2006 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransAlta upon request and will be available at the Meeting. The full text of the 2006 Annual Report is available on TransAlta's website at www.transalta.com and on SEDAR at www.sedar.com.

2.
Election of Directors

 The Board of Directors (the "Board") is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three and not more than 19 directors. By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 11. Each of the persons listed below is proposed to be nominated as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected. The Company has adopted a policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually. In addition, the Company's policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.

 The number of directors currently in office is 11, one of whom, Dr. Martha C. Piper was appointed to the Board in July 2006.

 The Board has affirmatively determined that 10 of the 11 nominees for election to the Board, (excluding only Mr. Stephen G. Snyder, the Company's President and Chief Executive Officer), are independent of management.

 Unless specified in a paper, telephone or Internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom are now directors of TransAlta.

Nominees for Election to the Board of Directors

Name, Province (State)		Since
and Country of Residence	Age	Director	Common Share Ownership(2)	Deferred Share Unit Ownership(2)	TOTAL

William D. Anderson(1)
Ontario, Canada	57	2003	4,000	11,948	15,948

	Independent Director		Corporate Director. Mr. Anderson was President of BCE Ventures (telecommunications), a subsidiary of BCE Inc. from 2001 to 2005 and Chief Financial Officer of BCE Inc. (telecommunications) from 1998 to 2000. He has been a director of Bell Canada International Inc. (telecommunications) since 2000, Four Seasons Hotels Inc. (hospitality) since 2005, Gildan Activewear Inc. (apparel manufacturing) since 2006 and MDS Inc. (health sciences) since 2007. He is a member of the Institute of Chartered Accountants of Ontario and is Chair of the Audit and Risk Committee of the Board, previously the Audit and Environment Committee.
Attendance in 2006 at the:	Attendance at Regular Meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Human Resources Committee	1/1
Nominating and Corporate Governance Committee	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Bell Canada International Inc. (2000)	Chair
	Four Seasons Hotels Inc. (2005)	Audit, Human Resources
	Gildan Activewear Inc. (2006)	Audit, Human Resources
	MDS Inc. (2007)	Audit

Stanley J. Bright(3)
Maryland, U.S.A.	66	1999	10,000	20,655	30,655

	Independent Director		Corporate Director. Mr. Bright was a director of MidAmerican Energy Holdings Company (electric generation and delivery, natural gas supply, transportation and delivery), a subsidiary of Berkshire Hathaway, Inc., from 1999 to February 2006 and a director of MidAmerican Energy predecessor companies from 1987. Mr. Bright was Chairman and CEO of MidAmerican Energy Company (electric and gas utility) from 1997 to 1999 and President, CEO & Chairman and CEO of predecessor companies from 1991 to 1997. He is Chair of the Human Resources Committee and a member of the Audit and Risk Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Human Resources Committee	4/4	2/2

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

MidAmerican Energy Holdings Company (1987 to February 2006)

Timothy W. Faithfull
England, U.K.	62	2003	2,600	12,998	15,598

	Independent Director		Corporate Director. Mr. Faithfull was President and Chief Executive Officer of Shell Canada Limited (energy) from 1999 to 2003 when he completed a 36 year international oil and gas career with Royal Dutch/Shell group. He has been a director of Canadian Pacific Railway Limited (transportation) since 2003, AMEC plc in the United Kingdom (international engineering, construction services) since 2005 and Shell Pension Trust Limited in the United Kingdom (pension fund trustee) since 2004. He is also a council member of the Canada-United Kingdom Colloquia and a trustee of the Starehe Endowment Fund (UK). He is a member of the Audit and Risk Committee and the Human Resources Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 86%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Human Resources Committee	4/4	1/2

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	AMEC plc (2005)	Remuneration (Chair), Nominating, Compliance and Ethics
	Canadian Pacific Railway Limited (2003)	Governance, Health, Safety, Security and Environment, Management Resources Compensation Committee

Name, Province (State)		Since
and Country of Residence	Age	Director	Common Share Ownership(2)	Deferred Share Unit Ownership(2)	TOTAL

Ambassador Gordon D. Giffin(4)
Georgia, U.S.A.	57	2002	3,100	10,283	13,383

	Independent Director		Senior Partner, McKenna Long & Aldridge LLP (attorneys). Mr. Giffin has been a director of Bowater, Inc., (newsprint and paper) since 2003, Canadian National Railway Company (transportation) since 2001, Canadian Imperial Bank of Commerce (banking) since 2001, Canadian Natural Resources Ltd. (oil and gas) since 2002 and Ontario Energy Savings Corp. (natural gas and electricity supplier) since 2006. He is a member of the Council of Foreign Relations, an advisory board member of the Canadian-American Business Council and serves on the Board of Trustees for the Carter Center in Georgia. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. He is Chair of the Governance and Environment Committee of the Board, previously the Nominating and Corporate Governance Committee.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Nominating and Corporate Governance Committee	3/3	1/1
Human Resources Committee	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Bowater Inc. (2003)	Audit, Governance
	Canadian Imperial Bank of Commerce (2001)	Risk
	Canadian National Railway Company (2001)	Human Resources, Environment, Strategic Planning
	Canadian Natural Resources Ltd. (2002)	Audit, Governance

C. Kent Jespersen(1) (5)
Alberta, Canada	61	2004	10,160	8,831	18,991(5)

	Independent Director		Corporate Director. Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. (advisory and investments) since 1998. He has also been Chair and a director of CCR Technologies Ltd. (technology) since 1999, a director of Matrikon Inc. (technology) since 2001, Axia NetMedia Corporation (telecommunications) since 2000 and Chairman of North American Oil Sands Ltd. (oil and gas) since 2006. Mr. Jespersen worked with NOVA Corporation (gas transportation and chemicals) for over 20 years in various management positions, including as president of NOVA International. He is a member of the Governance and Environment Committee and the Human Resources Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular Meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Human Resources Committee	4/4	2/2
Nominating and Corporate Governance Committee	3/3	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Axia NetMedia Corporation (2000)	Audit, Compensation
	CCR Technologies Ltd. (1999)	Chair
	Matrikon Inc. (2001)	Governance and Compensation

Name, Province (State)		Since
and Country of Residence	Age	Director	Common Share Ownership(2)	Deferred Share Unit Ownership(2)	TOTAL

Michael M. Kanovsky(1)
British Columbia, Canada	58	2004	25,000	11,546	36,546

	Independent Director		Corporate Director and Independent Businessman. Mr. Kanovsky, P. Eng, has been President of Sky Energy Corporation (oil, gas and investments) since 1993. He is a director of Accrete Energy Corporation (oil and gas) since 2004, Devon Energy Corporation (oil and gas) since 1998, ARC Energy Trust (oil and gas) since 1996, Bonavista Energy Trust (oil and gas) since 1997 and Pure Technologies Inc. (technology) since 2003. He has been involved in investment banking and the oil, gas and power industries for over 30 years. He is a member of the Audit and Risk Committee and the Governance and Environment Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Nominating and Corporate Governance Committee	3/3	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Accrete Energy Corporation (2004)	Audit
	ARC Energy Trust (1996)	Audit, Reserve
	Bonavista Energy Trust (1997)	Audit, Reserve
	Devon Energy Corporation (1998)	Audit, Governance
	Pure Technologies Inc. (2003)	Audit, Compensation

Donna Soble Kaufman(1)
Ontario, Canada	63	1989	17,885	12,509	30,394

	Independent Director and Chair of the Board		Lawyer and Corporate Director. Mrs. Kaufman has been a director of BCE Inc. (telecommunications) since 1998, Bell Canada (telecommunications) since 2003 and Telesat Canada (telecommunications) since 2001. She is also a director of Historica, the Baycrest Centre, a Fellow of the Institute of Corporate Directors and a member of the Canadian Board of Advisors of Catalyst. Mrs. Kaufman is Chair of the Board of the Company and an ex-officio member of all committees of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Human Resources Committee	4/4	2/2
Nominating and Corporate Governance Committee	3/3	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	BCE Inc. (1998)	Corporate Governance (Chair)
	Telesat Canada (2001)	Corporate Governance (Chair)
	Bell Canada (2003)	Corporate Governance (Chair)

Name, Province (State)		Since
and Country of Residence	Age	Director	Common Share Ownership(2)	Deferred Share Unit Ownership(2)	TOTAL

Gordon S. Lackenbauer(1)
Alberta, Canada	63	2005	0	3,817	3,817

	Independent Director		Corporate Director. Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004. He has been a director of Tembec Inc (paper and forest products) since 1973, NAL Oil & Gas Trust (oil and gas) since July 2006 and CTV Globemedia Inc. (telecommunications) since 2006. Mr. Lackenbauer is also a Governor of Mount Royal College. He is a member of the Governance and Environment Committee and the Audit and Risk Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 89%	Attendance at Special Meetings – 67%

Board	9/9	2/2
Audit and Environment Committee	5/6	2/3
Human Resources Committee	1/1
Nominating and Corporate Governance Committee	2/3	0/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Tembec Inc. (1993)	Environment Health & Safety
	NAL Oil & Gas Trust (2006)	Audit

Dr. Martha C. Piper(1)
British Columbia, Canada	61	2006	0	1,222	1,222

	Independent Director		Corporate Director. Dr. Piper was President and Vice-Chancellor of the University of British Columbia (education) from 1997 to 2006. She has been a director of the Bank of Montreal (banking) since 2006. She is also a director of the B.C. Progress Board, the Pierre Elliott Trudeau Foundation and the Council of Canadian Academies. She is an officer of the Order of Canada, a recipient of the Order of British Columbia, was named Educator of the Year by the Learning Partnership in 2004 and was appointed in 2006 as a member of the Trilateral Commission. She is a member of the Human Resources Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board
Audit and Environment Committee	6/6	2/2
Human Resources Committee	2/2	2/2

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Bank of Montreal (2006)	Human Resources and Management Compensation

Luis Vázquez Senties,
Mexico	59	2001	2,050	17,571	19,621

	Independent Director		President and CEO and Chair of Group Diavaz (oilfield services and natural gas distribution) since 1982. Mr. Vázquez has also been Chair of Compania Mexicana de Gas, S.A. de CV., and of the Mexican Natural Gas Association since 2004. He is a member of the Human Resources Committee of the Board.
Attendance in 2006 at the:	Attendance at Regular meetings – 62%(6)	Attendance at Special Meetings – 25%(6)

Board	6/9	0/2
Human Resources Committee	2/4	1/2

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

None

Name, Province (State)		Since
and Country of Residence	Age	Director	Common Share Ownership(2)	Deferred Share Unit Ownership(2)	TOTAL

Stephen G. Snyder(1)(4)
Alberta, Canada	57	1996	195,651	0	195,651

	Non-Independent Director		President and Chief Executive Officer of TransAlta Corporation (power generation), since 1996. He has been a director of Canadian Imperial Bank of Commerce (banking) since 2000. He has also been Chair of the Calgary Stampede Foundation since February 2005, a director of the Calgary Exhibition and Stampede since April 2004, a director of the Alberta College of Art & Design since June 2006 and a trustee of the Conference Board of Canada since 1996.
Attendance in 2006 at the:	Attendance at Regular meetings – 100%	Attendance at Special Meetings – 100%

Board	9/9	2/2
Audit and Environment Committee	8/8	3/3
Human Resources Committee	4/4	2/2
Nominating and Corporate Governance Committee	3/3	1/1

	Other Directorships of Public Entities	Other Board Committee Memberships of Public Entities

	Canadian Imperial Bank of Commerce (2000)	Risk (Chair), Governance

Notes:

(1)
The following nominee directors are Canadian residents: Messrs. Anderson, Jespersen, Kanovsky, Lackenbauer and Snyder, Mrs. Kaufman and Dr. Piper.
(2)
All common share amounts represent shares held, directly or indirectly, or over which control or direction is exercised as of February 15, 2007 and, in the case of Mr. Snyder, include shares awarded pursuant to the Performance Share Ownership Plan ("PSOP"). See "Report on Executive Compensation – Compensation of Executives in 2006-Long Term Incentives" for a description of the PSOP. See "Deferred Share Units" for further information with respect to deferred share units.
(3)
Mr. Bright served as a director of Access Air Inc. for the period of December 4, 1997 to January 31, 2000, a privately held start-up airline company. The company Mr. Bright was employed by, and whom he represented, supported this airline in the hope that it would improve air service to the state of Iowa. Access Air Inc. filed for bankruptcy protection on November 29, 1999.
(4)
Interlocking Directorships – Mr. Snyder and Mr. Giffin are both on the Board of the Canadian Imperial Bank of Commerce and both serve on its Risk Committee.
(5)
Mr. Jespersen's share total includes 860 shares held by his spouse. Mr. Jespersen disclaims beneficial ownership of such shares.
(6)
Mr. Vazquez was absent from all Board and committee meetings from October 2006 to December 31, 2006 due to medical reasons. Prior to that, Mr. Vazquez maintained a Board attendance of 100% and committee attendance of 50%.

Compensation of Non-Management Directors in 2006

 TransAlta's compensation practices for directors are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the Company places on aligning directors' compensation with the interests of shareholders. The market competitiveness of directors' compensation was reviewed against companies of similar size and scope by the Nominating and Corporate Governance Committee (the "NCGC").

 For the financial year ended December 31, 2006, each non-management director was eligible to receive the following compensation:

Directors Annual Retainer Fee	2,800 common shares or deferred share units (see below) and $30,000 payable in either cash, shares or deferred share units.

Board Chair Annual Retainer Fee	$190,000, plus the Directors Annual Retainer Fee.

Committee Chair Annual Retainer Fee	$20,000 per year for the Chair of the Audit and Environment Committee and $10,000 per year for the Chair of the Human Resources Committee and Nominating and Corporate Governance Committee.

Board and Committee Meeting Fee	$1,500 per meeting attended in person or by phone.

 TransAlta pays a travel day fee of $1500 for directors who travel more than 1,000 kilometres to a meeting and $3,000 for directors who travel more than 7,500 kilometres to a meeting and reimburses the directors for out of pocket expenses incurred for attending such meetings.

Deferred Share Units

 Each DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director's period of board service. The DSU account of each director is credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Company's common shares at that time, minus applicable taxes. At December 31, 2006, the accrual in respect of DSUs currently outstanding to directors was $2,335,886.66(1).

 Note:

(1)
Based on an average price per DSU of $21.10, being the average cost since the inception of the Deferred Share Unit Plan on July 1, 1998.

Directors' Shareholding Requirements

 The Board believes that directors' compensation should align with shareholders' interests. A portion of each director's annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units ("DSUs"), described below. On February 1, 2007 the Board increased the share ownership guideline for each director to acquire and hold a minimum value of three times the director's annual retainer fee within five years of their appointment to the Board. The previous guideline required directors to hold 10,000 common shares or DSUs within three years of their appointment to the Board.

Shareholdings of Directors at February 15, 2007

Director – Appointed	Year	Common Shares	DSUs(1)	Total Shares and DSUs	Change Year over Year	Value(2)	Date at which ownership guideline is to be met.

W.D. Anderson – 2003	2006 2005	4,000 4,000	11,948 8,742	15,948 12,742	3,206	$396,786.24	(guideline met)

S.J. Bright – 1999	2006 2005	10,000 10,000	20,655 15,951	30,655 25,951	4,704	$762,696.40	(guideline met)

T.W. Faithfull – 2003	2006 2005	2,600 2,600	12,998 8,549	15,598 11,149	4,449	$388,078.24	(guideline met)

G.D. Giffin – 2002	2006 2005	3,100 3,300	10,283 9,887	13,383 13,194	189	$332,969.04	(guideline met)

C.K. Jespersen – 2004	2006 2005	10,160 10,160	8,831 5,749	18,991 15,954	3,037	$472,496.08	(guideline met)

M.M. Kanovsky – 2004	2006 2005	25,000 25,000	11,546 7,155	36,546 32,155	4,391	$909,264.48	(guideline met)

D. Soble Kaufman – 1989	2006 2005	17,885 13,520	12,509 12,058	30,394 25,578	4,816	$756,202.72	(guideline met)

G.S. Lackenbauer – 2005	2006 2005	0 0	3,817 936	3,817 936	2,881	$94,966.96	2010

M.C. Piper – 2006 (Appointed July 25, 2006)	2006	0	1222	1222	1222	$30,403.36	2011

L.Vazquez Senties – 2001	2006 2005	2,050 2,050	17,571 12,970	19,621 15,020	4,601	$488,170.48	(guideline met)

S.G. Snyder – 1996	2006 2005	195,651 166,258	0 0	195,651 166,258	29,393	$4,867,796.88	(not applicable)

Notes:

(1)
Includes units credited in lieu of reinvested dividends. See "Election of Directors – Deferred Share Units" for further information on the DSU plan.
(2)
Based on the closing price of a TransAlta common share on the Toronto Stock Exchange ("TSX") on February 15, 2007 of $24.88.

Summary of Directors' Compensation for the fiscal year 2006

Name	Board Retainer	Board and Committee Chair Fee	Board Meeting Fees	Committee Meeting Fees	Travel Fees	Other Fees Paid(7)	Total Fees Paid

W.D. Anderson(1)	$68,376(4) $30,000 Cash	AEC $ 20,000	$16,500	$19,500	$12,000	0	$166,376

S.J. Bright(2)	$68,376(4) $30,000 issued in DSUs	HRC $ 10,000	$16,500	$25,500	$18,000	$1,500	$169,876

T.W. Faithfull	$68,376(4) $30,000 issued in DSUs	0	$16,500	$24,000	$12,000	0	$150,876

G.D. Giffin(3)	$68,376(5) $30,000 Cash	NCGC $ 10,000	$16,500	$7,500	$15,000	0	$147,376

L.D. Hyndman (Retired April 27, 2006)	$22,808(5) $10,000 in Cash	0	$3,000	$1,500	$3,000	0	$40,308

C.K. Jespersen	$68,376(4) $30,000 Cash	0	$16,500	$15,000	$9,000	0	$138,876

M.M. Kanovsky	$68,376(4) $30,000 issued in DSUs	0	$16,500	$22,500	$13,500	0	$150,876

D. Soble Kaufman(6)	$68,376(5) $30,000 issued in shares	Board Chair $190,000	$16,500	0	$15,000	0	$319,876

G.S. Lackenbauer	$68,376(4) $30,000 Cash	0	$16,500	$15,000	$12,000	0	$141,876

M.C. Piper (Appointed July 25, 2006)	$29,719(4) $13,064 Cash	0	$12,000	$6,000	$9,000	$1,500	$71,283

L. Vázquez Senties	$68,376(4) $30,000 issued in DSUs	0	$9,000	$4,500	$12,000	$1,500	$125,376

S.G. Snyder	0	0	0	0	0	0	0

TOTAL	$960,975	$230,000	$156,000	$141,000	$130,500	$4,500	$1,622,975

Notes:

(1)
Chair of the Audit and Environment Committee.
(2)
Chair of the Human Resources Committee.
(3)
Chair of the Nominating and Corporate Governance Committee.
(4)
Value of 2,800 DSUs calculated on the basis of an average unit price for 2006 of $24.42, with the exception of Dr. Piper who received a prorated amount due to her appointment to the Board on July 25, 2006.
(5)
2,800 common shares calculated on the basis of an average share price for 2006 of $24.42 with the exception of Mr. Hyndman who received a prorated amount due to his retirement from the Board on April 27, 2006.
(6)
Mrs. Kaufman is not compensated for her attendance at committee meetings.
(7)
The amounts in this column include fees paid for attending special briefing meetings at the request of the Chair.

3.
Appointment of Auditors

 The Audit and Risk Committee (the "ARC"), previously the Audit and Environment Committee, and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

 Unless specified in a paper, telephone or Internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the appointment of auditors at a remuneration to be fixed by the Board, it is the intention of the persons designated in the enclosed proxy form to vote FOR the re-appointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP

 For the years ended December 31, 2006 and December 31, 2005, Ernst & Young LLP and its affiliates were paid $3,596,689 and $2,012,754 respectively, as detailed below:

Ernst & Young LLP	2006	2005

Year ended Dec. 31
Audit fees	$3,286,212	$2,006,504
Audit related fees	300,892	–
Tax fees	9,585	6,250

Total	$3,596,689	$2,012,754

 No other audit firms provided audit services in 2006 or 2005.

 The nature of each category of fees is described below:

Audit Fees

 Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company's financial statements and other documents. Total audit fees paid in 2006 include payments related to 2005 in the amount of $2,092,000 and 2006 in the amount of $1,194,000.

Audit-Related Fees

 The audit-related fees in 2006 were primarily for work performed by Ernst & Young LLP in relation to the Company's financings.

Tax Fees

 The majority of tax fees for 2006 relate to the finalization of tax credit recoveries for which work had commenced in prior years.

Pre-Approval Policies and Procedures

 The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The ARC has adopted a policy that prohibits TransAlta from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act").

 Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish, and will be available to respond to questions.

4.
Continuing, ratifying, confirming and approving the Shareholder Rights Plan

 The Company has in place a shareholder rights plan (the "Rights Plan") under the terms of the Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended, between the Company and CIBC Mellon Trust Company, as Rights Agent (the "Rights Agent").

 The Company has reviewed its Rights Plan for conformity with current practices with respect to shareholder rights plan design and has determined that since April 2004, when the Rights Plan was last approved by shareholders, there have been few, if any, material changes to such rights plan design. On February 15, 2007, the Board resolved to continue the Rights Plan by approving a Shareholder Rights Plan Agreement dated as of October 13, 1992 as amended and restated as of April 26, 2007 (the "2007 Rights Plan Agreement"). The Rights Plan embodied in the 2007 Rights Plan Agreement is the same in all material aspects as the prior Rights Plan and if approved by the shareholders at the Meeting, will expire at the close of business on the date of the Company's 2010 annual meeting of shareholders, unless extended by a further vote of the shareholders.

 Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix "A" of this Proxy Circular (the "Rights Plan Resolution"), to continue, ratify, confirm and approve the Rights Plan. For the Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by the majority vote of shareholders. If the Rights Plan Resolution is not passed by a majority vote of shareholders, the Rights Plan will terminate.

Objective

 The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

 In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation. The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Company:

(a)
Time

 Current legislation permits a take-over bid to expire 35 days after it is initiated. While this represents more time than the 21-day period in effect prior to recent amendments to securities laws, the Board is of the view that even 35 days may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the common shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or the Acquiring Person, their Associates, and Affiliates, and persons acting jointly or in concert with the Offeror or the Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b)
Pressure to Tender

 A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

 By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the common shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

(c)
Unequal Treatment: Full Value

 While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the common shares, to better ensure that shareholders receive equal treatment.

Summary

 The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting in writing the Director, Investor Relations, TransAlta Corporation, Box 1900, Station "M", 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; or by telephone at 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; by fax at (403) 267-2590; or by e-mail at investor_relations@transalta.com.

Effective Date

 The effective date of the Rights Plan is December 31, 1992 (the "Effective Date").

Term

 The term is to the close of business on the date of the Company's 2010 annual meeting.

Issue of Rights

 On the Effective Date, one right (a "Right") was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

 The Rights will separate from the common shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, other than those held by the Acquiring Person, will permit the purchase of $200 worth of common shares for $100.

 The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

 A bidder may enter into Lock-up Agreements with the Company's shareholders ("Locked-up Persons") whereby such shareholders agree to tender their common shares of the Company to the take-over bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. The Lock-up Agreement must either: (i) permit the Locked-up Person to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the Lock-up

Agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid. For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an Offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

 Any Lock-Up Agreement must be made available to the Company and to the public, and under a Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2 1/2% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Certificates and Transferability

 Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

 The requirements for a Permitted Bid include the following:

(a)
the take-over bid must be made by way of a take-over bid circular;

(b)
the take-over bid must be made to all shareholders;

(c)
the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and

(d)
if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

 The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days which conforms to securities legislation requirements.

Waiver

 The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

 The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

 The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

 The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

 Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Recommendation of the Board

 The Board has determined that the Rights Plan continues to be in the best interests of the Company and the shareholders. The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

 At the Meeting, the Rights Plan resolution set forth in Appendix "A" of this Proxy Circular will be placed before shareholders for approval.

 Unless specified in a form of paper, telephone or internet form that the common shares of the Company represented by the proxy shall be voted against the Rights Plan Resolution, respecting the continuance, ratification, confirmation and approval of the Rights Plan, it is the intention of the persons designated in the enclosed proxy form to vote FOR the Rights Plan Resolution.

5.
Other Matters

 Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters, which are not known to management, properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of such nominees.

REPORT ON EXECUTIVE COMPENSATION

 The Human Resources Committee of the Board ("HRC") comprises five directors all of whom are independent. S.J. Bright (Chair), T.W. Faithfull, C.K. Jespersen, M.C. Piper (appointed in July 2006), L.S. Vazquez and D. Soble Kaufman, Chair of the Board as an ex-officio member. Mr. L. Hyndman a previous member of the HRC retired from the Board in April 2006.

Compensation of Executives in 2006

 TransAlta's executive compensation strategy (the "Strategy") is to provide a mix of base pay and annual and long term incentives which, taken together, are competitive in the marketplace. Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies ("the Comparator Group") with which TransAlta competes for executive talent.

 Total compensation is designed to pay at the 50th percentile of the Comparator Group if the senior officers of the Company (the "Executive") and the Company achieve their goals, with opportunities to achieve higher levels of pay if both the individual Executive and the Company exceed their goals. The Strategy is designed to both drive and reward performance. The objective of the Strategy is that 60% of all Executives' total compensation is determined by a combination of individual, team, and Company performance. The Strategy reinforces the goal of aligning Executives' compensation with shareholder returns, while achieving a balance between cash and equity compensation. When target levels of compensation are paid, 30% of the total compensation of all Executives is equity based, 70% is cash based.

 The Strategy further emphasizes the alignment of Executives with the interests of shareholders by having a share ownership policy. The policy permits each Executive to build the required level of ownership over five years. All of the officers of the Company, including the Named Executive Officers (as defined below), other than the President and Chief Executive Officer (the "CEO"), are required to own shares in TransAlta equal to one times base salary, and are required to hold these shares while they are employed by the Company. The CEO is required to own shares equal to two times base salary and to continue to hold such shares while employed as CEO of the Company. As at February 15, 2007, share ownership for the Named Executive Officers (see Note(2) with respect to Mr. Burden) was as follows:

Name and Principal Position	Number of Shares Required(1)	Number of Shares Owned	Multiple of Base Salary

S.G. Snyder President & Chief Executive Officer	33,784	195,651	5.79 X

B. Burden(2) Executive Vice-President & Chief Financial Officer	15,954	3,000	0.19 X

T.M. Rainwater Executive Vice-President, Corporate Development & Marketing	15,954	19,351	1.21 X

K.S. Stickland Executive Vice-President, Legal	14,077	25,415	1.81 X

L.K. Chambers Executive Vice-President, Generation Technology	14,077	25,352	1.80 X

Notes:

(1)
Based on the closing price of the common shares of the Company on the TSX on December 31, 2006 of $26.64.
(2)
Mr. Burden joined the Company on December 8, 2005. He has until December 8, 2010 to obtain the required shareholding requirement. Mr. Burden purchased 3,000 shares on March 2, 2007.

 In 2006, given the operational challenges management had to deal with and the competitive employment environment that exists, particularly in the local Alberta market, the HRC carried out a major review of all aspects of Executive compensation to ensure that the design and application of programs provided total compensation levels which retained and motivated the Company's Executives, and which ensured that they were fairly compensated in light of the overall performance level achieved relative to the Comparator Group.

 In connection with their review, the HRC made use of the work done by Towers Perrin, the Company's compensation consultant. The mandate to Towers Perrin was to collect and analyse market data for all executives from the approved Comparator Group and from a chosen group of Alberta based companies, and to provide input to the HRC on the overall competitiveness of total compensation. Total fees paid to Towers Perrin for these services in 2006 were $102,000. The HRC retained the services of Hewitt Associates to provide independent advice to the Committee on the overall competitiveness of total compensation relative to both the approved Comparator Group and the Alberta marketplace, and to provide input on the competitiveness of using the S&P/TSX Composite Index as the sole determinant of awards pursuant to the Company's PSOP, described below. Total fees paid to Hewitt Associates for these services in 2006 were $31,000. In addition, the HRC retained the services of Mercer Delta to assist management with the design and operation of its talent and succession management process for Executives. Total fees paid to Mercer Delta in 2006 for these services were $350,000.

Components of Executive Compensation

 The Strategy is comprised of three major components; base pay, annual incentive and long-term incentives.

1.
Base Pay

 The base pay of each Executive is reviewed each year to ensure it reflects a balance of market conditions, levels of responsibility, and the accountabilities of each individual. Increases are awarded to those Executives whose base pay requires adjustment to remain competitive with the base pay being paid to Executives in the Comparator Group, and/or to reflect additional responsibilities and accountabilities.

2.
Annual Incentive

 All non-union employees, including the Named Executive Officers, participate in an annual incentive plan, which is established at the beginning of each fiscal year, with targets that reflect the key performance goals of the Company. Each goal is allocated a proportion of a Named Executive Officer's total annual incentive amount. The plan defines minimum, target and maximum performance levels for each goal. For each goal, Named Executive Officers are paid from zero incentive, if performance is below the minimum level, up to 200% of target incentive depending on whether the performance meets, or exceeds, the maximum level.

 For 2006, an annual incentive target opportunity of 50% of base pay was provided to the Named Executive Officers (other than the CEO, see "CEO Compensation and Evaluation" in this Proxy Circular), for achieving target performance as follows:

  •
  12.5% of base pay for achieving earnings per share from continuing operations of $1.07;
  •
  12.5% of base pay for achieving cash flow from continuing operations of $690 million;
  •
  12.5% of base pay for achieving target productivity; and
  •
  12.5% of base pay for performance against individual goals set by the CEO.

 The incentive awards for 2006, which were recommended by the HRC in February 2007, and approved by the Board, resulted in an average payment of $313,891, or 85.6% of base pay, to each Named Executive Officer. In reaching its decision on the awards the HRC adjusted the Company's financial results to exclude the impacts of major one time adverse events, including the decision to stop mining at the Centralia coal mine and the recognition of an impairment in the carrying value of the Company's Big Hannaford plant. The Board's decision to make these adjustments reflects the Board's recognition of (1) the unforeseeable nature of the underlying events, (2) the lack of any opportunities to effectively mitigate the impact of those events and (3) the outstanding performance of management in positioning the Company to pursue future growth. The HRC and the Board also took note of the positive reaction by the capital markets to the Company's decisions in regard to these events. To the extent applicable, these adjustments were also made in the determination of the awards to be made under the Company's Medium Term Incentive Plan as discussed below. For 2007, the same level of annual incentive opportunity has been provided.

3.
Long Term Incentives

 All Executives participate in two long term incentive plans, each designed to align their long-term interests with those of TransAlta's shareholders; the Medium Term Incentive ("MTI") plan, introduced in 2004; and the PSOP, in place since 1997.

 MTI Plan – The MTI is a cash plan that provides the potential for all senior management, including the Named Executive Officers, to earn a percentage of base pay for achieving critical, quantitative measures, directly linked to the Company's long term strategy. The plan sets minimum, target and maximum performance levels. The Named Executive Officers can earn from zero incentive for performance below the minimum level and up to 200% of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI grants are made once every three years, or prorated from commencement of employment.

 In 2004, an MTI opportunity of 25% of base pay was provided to all Named Executive Officers based on the achievement of cash flow return on investment and plant availability targets for the period of January, 2004 to December, 2006. The HRC recommended, and the Board approved, that the MTI award for this period should be set at 125.42% of the target MTI award resulting in an average payment to the Named Executive Officers of $274,247. This represents an average annual payment of $91,416, or 31.36% of base pay.

 In 2007, for the period January 2007 to December 2009, the same level of MTI opportunity has been made available to senior management. Any amount earned under this MTI award will be determined and paid to executives in early 2010.

 PSOP – The PSOP provides the potential for senior management, including the Named Executive Offices, to be awarded TransAlta shares for achieving total shareholder return ("TSR") for the Company relative to the TSR performance of the companies comprising the S&P/TSX Composite Index (the "TSX Index") over a three year period. The PSOP provides a target number of shares based on a percentage of base pay for achieving TSR at the 50th percentile of the TSX Index, up to a maximum of twice that percentage for achieving TSR at the 75th percentile. Performance below the 50th percentile results in a pro rated share award.

 The PSOP performance cycle runs for three years. At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and increased by such number of shares that the Named Executive Officers would have been entitled to receive as reinvested dividends, as if the Named Executive Officers had received the original grant of shares on the first day of the performance cycle. Taxes are then deducted from the amount and fifty percent of the balance of the shares is issued to the Named Executive Officers. The remaining 50% is placed in trust for a further year before being released. At the beginning of 2007, the Named Executive Officers, excluding the CEO, received a payout of 96% of target for the grants made at the beginning of 2004, for the 2004 - 2006 performance cycles. This was because the TSR of the Company was at the 48th percentile of the TSX Index for that period.

 Grants are made under the PSOP each year.

 In 2006, a PSOP opportunity of 70% of base pay was provided to all of the Named Executive Officers (excluding the CEO), based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2009. In 2007, the same level of PSOP opportunity was provided to the Named Executive Officers (excluding the CEO) for the period of January 1, 2007 to December 31, 2009, but based on the achievement of TransAlta TSR at the 50th percentile of an approved Comparator Group of companies on January 1, 2010. The HRC recommended and the Board approved this change in light of its belief that the use of a Comparator Group would be more reflective of investor perspectives on the relative market performance of the Company's common stock.

 Performance and Retention Plan – In 2005, the Company adopted for certain eligible Executives, a one time Performance and Retention compensation opportunity. For details of the plan, see "Performance and Retention Plan" in this Proxy Circular.

CEO Compensation and Evaluation

 The Strategy employed for the CEO is the same as for all other Named Executive Officers, with the following differences; 70% of the CEO's total compensation is determined by performance, and different levels of annual, medium and long term incentive opportunities are provided to the CEO, reflecting normal marketplace differentials between the CEO and all other Named Executive Officers.

 The HRC establishes and recommends performance goals for the CEO to the Board for approval each year. All elements of the CEO's total compensation are reviewed by the HRC each year, and compensation recommendations are made to the Board for approval, based on a review of the CEO's performance and competitive position within the Comparator Group.

1.
Base Pay

 Effective March 1, 2006, the CEO's base pay was set at $900,000 per year, and currently remains at this level.

2.
Annual Incentive

 For 2006, an annual incentive opportunity of 80% of base pay was provided to the CEO, for achieving target performance as follows:

  •
  20% of base pay for achieving earnings per share from continuing operations of $1.07;
  •
  20% of base pay for achieving cash flow from continuing operations of $690 million;
  •
  20% of base pay for achieving the following key operating targets:
  •
  Plant availability of 89.9%;
  •
  Major maintenance spend of $250 million or less; and
  •
  Major maintenance Gigawatt hours lost of 2,779; and
  •
  20% of base pay for achieving other, largely quantitative goals set by the Board.

 The annual incentive award for 2006, which was recommended by the HRC in February, 2007 to the Board for approval, resulted in a payment of $1,130,400, or 125.6% of base pay to the CEO. In making its determinations in regard to the annual incentive and MTI awards to the CEO, the Board, at the recommendation of the HRC, made the same adjustments to the Company's financial results, and for the same reasons, as those which were made in determining the awards for the Company's other Named Executive Officers.

 For 2007, the same level of annual incentive opportunity has been provided to the CEO.

3.
Long Term Incentives

 MTI Plan – In 2004, an MTI opportunity of 50% of base pay was provided to the CEO based on the achievement of cash flow return on investment and plant availability targets for the period of January, 2004 to December, 2006. The actual performance achieved for this period was 125.42% of the target established under the MTI plan, resulting in an MTI payment to the CEO of $1,552,073. This represents an average annual payment of $517,358, or 62.7% of base pay.

 In 2007, covering the period of January 1, 2007 to December 31, 2009, the same level of MTI opportunity has been made available. Any amounts earned under this plan will be calculated and paid to the CEO in early 2010.

 PSOP – In 2006, a PSOP opportunity of 130% of base pay was provided to the CEO for the period from January 1, 2006 to December 31, 2008, based on the achievement of TransAlta TSR at the 50th percentile of the TSX Index on January 1, 2009. At the beginning of 2007, the CEO received a payout of 96% of target for the grant made at the beginning of 2004 (for the 2004 - 2006 performance cycle), as TransAlta's TSR was at the 48th percentile of the TSX Index for that period.

 In 2007, the same level of PSOP opportunity was provided to the CEO for the period from January 1, 2007 to December 31, 2009, but based on the achievement of TransAlta TSR at the 50th percentile of an approved Comparator Group of companies on January 1, 2010. The Board approved this change, at the recommendation of the HRC, for the reasons noted previously in regard to the PSOP opportunity provided to the Company's other Named Executive Officers.

 Performance and Retention Plan – In 2005, the Company adopted for certain eligible Executives, including the CEO, a one time Performance and Retention compensation opportunity. For details of the plan, see "Performance and Retention Plan" in this Proxy Circular.

Summary Compensation Table

 The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2006, 2005 and 2004 in respect of the CEO, the Chief Financial Officer (the "CFO"), and the three other most highly compensated executive officers (the "Named Executive Officers").

Annual Compensation						Long Term Compensation
						Awards		Pay Outs
					Other Annual Compensation ($)(2)				All Other Compensation ($)(6)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Pension ($)(1)		Securities ($)(3)	Restricted ($)(4)	LTIP ($)(5)		Total ($)

S.G. Snyder	2006	891,667	1,130,400	17,100	31,620			1,191,660	2,252,073	5,514,520
President and Chief	2005	833,333	1,052,300	16,200	31,560			882,413	425,000	3,240,806
Executive Officer	2004	750,000	642,375	14,000	31,476			697,960	436,093	2,571,904
	3 yr avg.	825,000	941,692	15,767	31,552			924,011	1,037,722	3,775,743

B. Burden(7)	2006	425,000	363,375	17,100	26,557			0	519,364	1,351,396
Executive	2005	35,417	26,262	3,542	2,083			0	100,000	167,304
Vice-President	2004	0	0	0	0			0	0	0
and Chief Financial	3 yr avg.	N/A	N/A	N/A	N/A			N/A	N/A	N/A
Officer

T.M. Rainwater	2006	417,493	355,594	0	26,620			376,636	676,571	1,852,914
Executive	2005	376,667	285,255	91,677	26,524			409,609	95,000	1,284,732
Vice-President,	2004	355,000	266,940	99,452	26,397			0	88,750	836,539
Corporate	3 yr avg.	383,053	303,596	63,710	26,514			262,082	286,774	1,324,728
Development and
Marketing

K.S. Stickland	2006	370,833	324,375	17,100	26,620			323,676	655,810	1,718,414
Executive	2005	342,333	262,735	16,200	26,560			264,493	87,500	999,821
Vice-President,	2004	305,000	243,350	14,000	26,398			93,716	76,250	758,714
Legal	3 yr avg.	339,389	276,820	15,767	26,526			227,295	273,187	1,158,983

L.K. Chambers	2006	369,167	341,250	17,100	26,620			297,196	652,963	1,704,296
Executive	2005	331,667	225,228	16,200	26,512			430,674	85,000	1,115,281
Vice-President,	2004	285,000	221,705	14,000	26,100			41,769	71,667	660,241
Generation	3 yr avg.	328,611	262,728	15,767	26,411			256,546	269,871	1,159,939
Technology

 Notes:

(1)
This column includes the contributions made on behalf of each of the Named Executive Officers to the Company's Defined Contribution Pension Plan.
(2)
The value of perquisites and other such benefits is no greater than $50,000 for each of the Named Executive Officers for the financial year. The most significant amounts in this element of compensation were flexible perquisite benefit amounts and car allowances. Mr. Snyder received $18,000 as a car allowance, $12,000 in lieu of professional and club memberships and other health services and $1,620 for flexible health benefits. Messrs. Burden, Rainwater and Stickland and Ms. Chambers received $15,000 as a car allowance and $10,000 in lieu of professional and club memberships and other health services. Messrs. Stickland and Rainwater and Ms. Chambers received $1,620 for flexible health benefits and Mr. Burden received $1,557 for flexible health benefits.
(3)
The Company has not granted stock options to executives since 1997. The Company has not granted any stock appreciation rights ("SARs").
(4)
On February 15, 2007, the Board awarded Messrs. Snyder, Burden, Rainwater, Stickland and Ms. Chambers 60,000, 15,000, 20,000, 20,000 and 20,000 Restricted Share Units ("RSUs"), respectively, as part of the Performance and Retention Plan award. The RSUs vest in equal portions on the next three anniversary dates of the award. The number of RSUs was calculated using the closing price of the common shares of the Company on February 14, 2007. These RSUs represent a value, based on the closing price of a TransAlta common share on February 14, 2007, of $1,500,000, $375,000, $500,000, $500,000 and $500,000 for Messrs. Snyder, Burden, Rainwater, Stickland and Ms. Chambers, respectively. See "Performance and Retention Plan" for further information on the plan, determination of awards and a definition of RSUs.
(5)
"LTIP" refers to the PSOP. See under the heading "Components of Executive Compensation – Long-Term Incentives – PSOP" in this Proxy Circular.
(6)
The amounts in this column for 2004 include accrued compensation under the MTI Plan of $375,000 for Mr. Snyder and $61,093 for directors fees (Mr. Snyder no longer receives any directors fees), $88,750 for Mr. Rainwater, $76,250 for Mr. Stickland, and $71,667 for

  Ms. Chambers. The amounts in this column for 2005 include accrued compensation under the MTI Plan of $425,000 for Mr. Snyder, $95,000 for Mr. Rainwater, $87,500 for Mr. Stickland, $85,000 for Ms. Chambers, and a $100,000 sign on bonus for Mr. Burden. The amounts in this column for 2006 include payments of $752,073, $144,364, $176,571, $155,810 and $152,963 under the MTI Plan to Messrs. Snyder, Burden, Rainwater, Stickland and Ms. Chambers, respectively, and payments of $1,500,000, $375,000, $500,000, $500,000 and $500,000 under the Performance and Retention Plan to Messrs. Snyder, Burden, Rainwater, Stickland and Ms. Chambers, respectively. Total compensation for the 2004 to 2006 MTI Plan paid to the Named Executive Officers in February 2007 is the sum of the three amounts declared.

(7)
Mr. Burden joined the Company effective December 8th, 2005.

Performance Share Ownership Plan

 The following table sets forth information regarding PSOP units awarded to the Named Executive Officers for the fiscal years ended December 31, 2006, 2005 and 2004 in respect of the Named Executive Officers. For a description of the PSOP see "Components of Executive Compensation – Long Term Incentives – Performance Share Ownership Plan" and "CEO Compensation and Evaluation – Long Term Incentives – PSOP" in this Proxy Circular.

Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year

			Estimated Future Payouts Under Non-Securities Price-Based Plans
	Securities, Units or Other Rights (#)(1)	Performance Period Until Maturation or Payout
Name			25th Percentile (# of Units)(2)	50th Percentile (# of Units)(3)	75th Percentile or higher (# of Units)(4)

S.G. Snyder	0 - 87,000	1/1/06 to 12/31/08	21,750	43,500	87,000
	0 - 108,100	1/1/05 to 31/12/07	27,025	54,050	108,100
	0 - 81,000	1/1/04 to 31/12/06	20,250	40,500	81,000

B. Burden	0 - 23,500	1/1/06 to 12/31/08	5,875	11,750	23,500
	0 - 32,000	1/1/05 to 31/12/07	8,000	16,000	32,000
	0	1/1/04 to 31/12/06	0	0	0

T.M. Rainwater	0 - 21,000	1/1/06 to 12/31/08	5,250	10,500	21,000
	0 - 28,000	1/1/05 to 31/12/07	7,000	14,000	28,000
	0 - 25,600	1/1/04 to 31/12/06	6,400	12,800	25,600

K.S. Stickland	0 - 19,300	1/1/06 to 12/31/08	4,825	9,650	19,300
	0 - 24,100	1/1/05 to 31/12/07	6,025	12,050	24,100
	0 - 22,000	1/1/04 to 31/12/06	5,500	11,000	22,000

L.K. Chambers	0 - 16,100	1/1/06 to 12/31/08	4,025	8,050	16,100
	0 - 22,500	1/1/05 to 31/12/07	5,625	11,250	22,500
	0 - 22,500	1/1/04 to 31/12/06	5,050	10,100	20,200

Notes:

(1)
Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units. Performance below the 50th percentile results in a prorated award. An exact percentage of units granted are calculated based on exact TSR results. See "Components of Executive Compensation – Long Term Incentives – PSOP" in this Proxy Circular and with respect to CEO see "Components of Executive Compensation – CEO Compensation and Evaluation – PSOP" for information regarding the operation of the PSOP.
(2)
Assumes the TSR result is at the 25th percentile of TSX Index and for the 2006 grant applies TSR of Comparator Group. (Does not include dividends on these units.)
(3)
Assumes the TSR result is at the 50th percentile of TSX Index and for the 2006 grant applies TSR of Comparator Group. (Does not include dividends on these units.)
(4)
Assumes the TSR result is at the 75th percentile of TSX Index or greater and for the 2006 grant applies TSR of Comparator Group. (Does not include dividends on these units.)

 The number of accumulated common shares that each Named Executive Officer has been awarded under the PSOP and which are held in trust to be released at a future date is shown in the following table:

	Period 8 (2004 Grant) Awarded Shares: December 31, 2006(1)
		Shares in Trust	Value of Shares $(2)
Name

S.G. Snyder	27,287	13,643	$363,449.52
B. Burden	0	0	0
T.M. Rainwater	8,625	4,312	$114,871.68
K.S. Stickland	7,412	3,706	$98,727.84
L.K. Chambers	6,806	3,403	$90,655.92

Notes:

(1)
These numbers are net of dividends and taxes.
(2)
The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the TSX on December 31, 2006 of $26.64.

Performance and Retention Plan

 The Performance and Retention Plan (the "PRP") is administered by the HRC. The PRP was introduced in 2004 to provide an incentive to the Company's Executives for successfully implementing TransAlta's longer term business strategy, for improving the Company's financial performance and, thereby, positioning the Company for future growth. The PRP was also designed to ensure that the participants, who were key to the successful implementation of the strategy, were encouraged to remain in the employ of the Company.

 The PRP was established as a cash plan to provide eligible Executives with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year ("Milestone 1") and the 2008 fiscal year ("Milestone 2"). At the time the PRP was adopted, 40% of the bonus conditionally vested at the end of fiscal 2006 if Milestone 1 had been met, to be paid after 2008, if Milestone 1 had been maintained or exceeded until that time. The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met. The HRC and the Board retained the discretion to modify the PRP as warranted by evolving circumstances.

 In February 2007, the HRC and the Board reviewed management's performance over the preceding three years and took note of the following:

  •
  comparable earnings have grown 83%;
  •
  cash flow from operations has increased 14%;
  •
  credit ratings have improved to stable investment grade; and
  •
  total shareholder return for the period has been 67%.

 The HRC and the Board concluded that management's performance had effectively positioned the Company to pursue future growth opportunities and the Board's objectives for the PRP for the period ending in 2006 had been met. In reaching this conclusion, the HRC and the Board noted that the Company's adjusted earnings for the year 2006 as discussed above, see "Report on Executive Compensation – Annual Incentive Compensation" in this Proxy Circular, exceeded earnings target for both Milestone 1 and Milestone 2.

 In light of these achievements during the three years 2004-2006, the HRC recommended, and the Board approved, the award of half of the PRP amount as of December 31, 2006. The award is to be paid 50% in cash, and 50% to be converted to RSUs at $25.00 (being the closing price of a TransAlta common share on February 14, 2007), utilizing the plan design.

 Under the PRP, payment of amounts earned is to be made 50% in cash and 50% in RSUs, a book entry system. The number of RSUs to be awarded is determined by dividing the portion of the PRP payment to be converted into RSUs by the closing price of a TransAlta common share on the trading day preceding the award of the PRP payment. The RSUs vest in equal portions over approximately three years and are eligible to receive the value of dividends declared on the common shares of the Company, converted into additional RSUs, on the basis of the closing price of a TransAlta common share on the day of the dividend declaration. On each vesting date, the Executive may exercise the right to be paid cash for that portion of the RSUs that has vested. In any event, the Executive shall be deemed to have exercised all rights to RSUs on the third vesting date. Upon exercise, the participant receives a cash payment equal to the number of RSUs multiplied by the closing price of the common shares of the Company on the trading day preceding the date of exercise, less any statutory withholdings.

 Having made the decision to pay out 50% of the PRP award opportunity in the manner described above, the HRC recommended and the Board approved leaving the remaining 50% in place for possible future awards, based upon Management's and the Company's performance in 2007 and 2008.

 The following table sets forth information regarding the bonuses earned and those that may be earned by the Named Executive Officers under the PRP.

Performance and Retention Plan Grant and Award Detail as at February 15, 2007

	Securities, Units or Other Rights (#)(1)	Performance Period Until Maturation or Payout		Amount Converted to RSU's			Amount of PRP Bonus Remaining(3)
			Amount Paid in Cash		Number of RSU's(2)	Total Asset Value
Name

	Grant Details		Award Details

S.G. Snyder	$0-$6,000,000	2005-2008	$1,500,000	$1,500,000	60,000	$3,000,000	$3,000,000

B. Burden	$0-$1,500,000	2005-2008	$375,000	$375,000	15,000	$750,000	$750,000

T.M. Rainwater	$0-$2,000,000	2005-2008	$500,000	$500,000	20,000	$1,000,000	$1,000,000

K.S. Stickland	$0-$2,000,000	2005-2008	$500,000	$500,000	20,000	$1,000,000	$1,000,000

L.K. Chambers	$0-$2,000,000	2005-2008	$500,000	$500,000	20,000	$1,000,000	$1,000,000

Notes:

(1)
Indicates the range of cash bonus eligible Named Executive Officers are to be awarded.
(2)
RSUs were calculated based on the closing price of the common shares on the TSX on February 14, 2007.
(3)
The remaining PRP Bonus amount will be awarded on achieving the remaining targets within the performance period.

Retirement Pension Plan

 Members who joined the retirement pension plan (the "Pension Plan") prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Employees joining after July 1, 1998 are required to participate in the defined contribution option. All Named Executive Officers participate in the defined contribution plan, with the exception of Mr. Rainwater, who does not participate in any of the Company's pension plans.

 The Pension Plan is non-contributory and contributions made by the Company are based on the sum of an employee's annual base salary (see "Salary" column of the "Summary Compensation Table" in this Proxy Circular) and annual incentive payment (see "Bonus" column of that table) which together constitute such employee's pensionable earnings. Vesting rights in the Pension Plan occur after two years of service.

 The defined contribution pension benefits are based on contributions of 10% of pensionable earnings. In 2006, pensionable earnings were capped under the Pension Plan at $171,000, resulting in a maximum annual contribution of $17,100 (see "Pension" column of the Summary Compensation Table).

 To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits and by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan (the "Supplemental Pension Plan"). The Supplemental Pension Plan provides a defined pension benefit for each year of credited service equal to 2% of final average earnings in excess of the above limits.

 The following table sets out a generic illustration of the annual pension payable at the earliest unreduced retirement date from the Supplemental Pension Plan.

Remuneration (Final Average Earnings) ($)
Service	500,000	600,000	700,000	800,000	900,000	1,000,000	1,100,000

15	106,320	136,320	166,320	196,320	226,320	256,320	286,320

20	141,760	181,760	221,760	261,760	301,760	341,760	381,760

25	177,200	227,200	277,200	327,200	377,200	427,200	477,200

30	212,640	272,640	332,640	392,640	452,640	512,640	572,640

35	248,080	318,080	388,080	458,080	528,080	598,080	668,080

 Based on highest average earnings as at December 31, 2006, and assuming the Named Executive Officers remain employed by TransAlta until aged 60, and that the Supplemental Pension Plan remains in force in its present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable as set out below.

Estimated Annual Supplemental Pension Benefit by Executive

	S.G. Snyder	B. Burden	T.M. Rainwater(1)	K.S. Stickland(2)	L.K. Chambers

Years of Credited Service to December 31, 2006	10.25	1.00	0	13.92	10.92

Accrued Pension at December 31, 2006 and Payable at age 60	268,000	13,000	0	112,000	80,000

Years of Credited Service to age 60	12.58	9.50	0	21.00	18.58

Annual Benefit Payable at age 60	329,000	122,000	0	168,000	137,000

Notes:

(1)
Mr. Rainwater does not participate in the pension plans and receives a cash payment in lieu.
(2)
Mr. Stickland was granted 8 years of credited service upon hire.

Accrued Pension Obligation

 As at December 31, 2006, TransAlta's accrued obligation for the Supplemental Pension Plan was approximately $43.6 million. The 2006 current service costs and interest costs of the Supplemental Pension Plan were approximately $1.2 million and $2.0 million respectively.

 The accrued pension obligation at the end of 2006 has been determined by extrapolating the value of pension obligation at the end of 2005, using an estimate for the service cost and expected development in accordance with the actuarial assumptions, and reflecting the change in salary escalation assumption as at December 31, 2006. The extrapolation reflects no experience gains or losses relating to the Named Executive Officers except for any gains or losses related to pensionable earnings received in 2006. The extrapolation was performed using a discount rate of 5.0% and reflects all other actuarial assumptions as at December 31, 2006.

Changes in Accrued Supplemental Pension Plan Liability

Name	Accrued obligation at December 31st, 2005 (A)	Change in accrued obligation for 2006 (B)	Accrued obligation at December 31, 2006 (C) = (A) + (B)

S.G. Snyder	3,364,000	711,000	4,075,000

B. Burden	0	122,000	122,000

T.M. Rainwater(1)	0	0	0

K.S. Stickland(2)	1,152,000	259,000	1,411,000

L.K. Chambers	707,000	432,000	1,139,000

Notes:

(1)
Mr. Rainwater does not participate in the Company's Supplemental Pension Plan.
(2)
On commencement of employment, Mr. Stickland was granted 8 additional years of credited service for pension purposes.

Indebtedness of Directors, Officers and Employees

 At December 31, 2006, there is no indebtedness owing to the Company or any of its subsidiaries from any of the Company's directors, nominees for election as directors, senior officers, former directors or senior officers, or associates of such persons. Employees (excluding all senior officers and directors), under the share purchase plan, owe $0.4 million dollars to the Company as of December 31, 2006 with respect to 34,416 shares purchased.

Change of Control Agreements

 The Company has entered into an Executive Change of Control Agreement with each of the Named Executive Officers, whereby in the event of a change of control the Named Executive Officers shall have the right, for a period of 90 days following a change of control, which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement. In the event of a change of control, which was initiated by the Board, the HRC will have discretion to determine if the Named Executive Officer shall be granted rights under the agreement. Regardless of whether or not the change of control was initiated by the Board, and in the event of a constructive dismissal of the Named Executive Officer by the Company, the Named Executive Officer has the right, for a period of 12 months following a change of control, to terminate employment and receive the amounts provided for in the agreement.

 The Named Executive Officer Change of Control Agreement states that the Company shall pay to such Named Executive Officer; (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base pay) plus (b) an amount equal to two times the annual incentive bonus payable at target performance plus (c) an amount equal to 16% of annual salary to compensate the Named Executive Officer for the loss of employee benefits. If the Named Executive Officer participates in the defined contribution plan, such Named Executive Officer would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions.

 Under the agreement, such Named Executive Officer would also be entitled to immediately exercise all stock options such Named Executive Officer would be entitled to exercise within a period of 60 days following the date of termination. The Named Executive Officer would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the Named Executive Officer would have received had the Named Executive Officer remained employed with the Company to the end of the determination period and received the maximum number of units possible.

Executive Severance Arrangements

 In the event of involuntary termination for any reason other than for cause or a change of control, the Company has entered into an agreement with each of the Named Executive Officers whereby the following amounts will be payable; (a) an amount equal to two times base pay, plus (b) an amount equal to the annual incentive bonus payable at target performance, (pro rated to the last physical day of employment), plus (c) an amount equal to the MTI payable at target performance (pro rated to the last physical day of employment), plus (d) PSOP compensation at the target number of shares for each grant given to the Named Executive Officer (pro rated to one third of a grant issued more than one but less than two years at the date of termination, and two thirds of a grant issued more than two but less than three years at the date of termination). Additionally, any shares held in trust at the date of termination will be released immediately to the Named Executive Officer.

Employee Stock Option Plan

 The Employee Stock Option Plan is an incentive program for employees below the level of senior manager, which may provide for grants of 500 options to full-time employees and 250 options to part-time employees. The HRC approves the granting of stock options, and the aggregate number of options that may be issued in the stock option plan will not exceed a maximum number of shares of the Company allocated for employees. The term of the options is 10 years, and the stock options vest on a schedule of 25% per year for the first four years.

 In 2005, the Company granted 500 stock options to each full-time employee and 250 options to each part-time employee, in each case below the level of senior manager. No options were granted for the 2006 and 2004 fiscal years. Officers have not received options since 1997. No options were held by any of the Named Executive Officers in 2006.

 In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following such termination or until the normal expiry date of the options, if earlier.

 In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following such retirement or until the normal expiry date of the options, if earlier.

 As at December 31, 2006, 2.2 million options to purchase common shares were outstanding, with 1.4 million exercisable.

 For full details of the valuation methodology used, and valuation as at December 31, 2006, please refer to TransAlta's annual management's discussion and analysis ("MD&A") filed on www.sedar.com.

Equity Compensation Plan Information as at December 31st, 2006

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders: PSOP and Stock Options	2,600,562	$20.13	4,420,670

Employee Share Purchase Plan

 The Employee Share Purchase Plan, implemented in April 2000 provides an interest free loan for employees to purchase TransAlta shares. The loan cannot exceed 30% of the employees' annual base salary, and must be paid back over a 3 year period.

 In the case of a termination of employment, the employee has 60 days to settle his/her account.

 As at December 31, 2006, 0.6 million shares had been purchased by employees under this plan.

OTHER INFORMATION

Comparative Shareholder Return

 This graph and table compare the return on the Company's common shares for the period 2002 through 2006, assuming a $100 initial investment at December 31, 2002, with all dividends reinvested, to the cumulative returns for the same investment in respect of the TSX Index (formerly the TSE 300 Index).

Cumulative value of a $100 investment,
assuming reinvestment of dividends
(December 31)

	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06

TransAlta	$100	$115	$118	$173	$189

S&P/TSX Composite	$100	$127	$145	$180	$211

Directors and Officers Insurance

 The Company has purchased directors and officers liability insurance, which has an aggregate claim limit of US$100 million each policy year for all directors and officers of the Company and its subsidiaries. In 2006, the annual cost of this coverage was approximately US$807,592 and was paid by the Company. Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy. The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

Reports of Committees of the Board

 In 2006, the Board had the following three standing committees: the AEC, the HRC and the NCGC. On October 25, 2006 the Board delegated to the AEC oversight responsibility for the processes developed by management to consider and identify the principal risks of the Company, to evaluate their potential impact and to implement appropriate systems to manage such risks. At the same time, the responsibility for oversight over environment, health and safety was delegated to the NCGC. These new responsibilities took effect January 1, 2007. The Board now has the following three standing committees: the HRC, the ARC and the Governance and Environment Committee (the "GEC"). The following reports address, however, the principal functions of the committees of the Board during 2006.

1.
Report of the Audit and Environment Committee

 Consisting of five independent directors, in 2006, the AEC had oversight responsibility for the Company's financial reporting processes, the quality of its financial reporting processes, the systems of internal accounting and financial controls, the internal audit function, the external auditors' qualifications, independence, performance and reports, the identification and assessment of the Company's financial risks, the review of the Company's compliance with the Company's code of conduct, financial code of conduct and the Company's policy with respect to the hiring of employees of the external auditors. The AEC also reviewed and evaluated with management during 2006 the existing environmental, health and safety practices and procedures of the Company for compliance with applicable legislation and conformity with industry standards. The AEC also functions as the Qualified Legal Compliance Committee of the Board where it receives, reviews and takes appropriate action with respect to any report made or referred to the AEC by the Chief Legal Officer of the Company with respect to a material violation of applicable laws.

 In fulfilling its mandate in 2006, the AEC:

Financial Reporting:

  •
  reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and related MD&A, the interim financial statements and related MD&A, the Annual Information Form and this Proxy Circular. This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors' independence;
  •
  reviewed the implementation of new accounting policies; and
  •
  reviewed and discussed with management its systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies. The AEC received regular updates from management in order to ensure that management would be in a position to deliver its report with respect to management's responsibility for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting and reviewed management's report with respect to the effectiveness of these systems, the systems utilized and the auditors assessment of these systems.

 The CEO and the CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by the Sarbanes-Oxley Act and Canadian securities regulators.

External Auditors:

  •
  reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for shareholders' approval;
  •
  reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with the Company and its compensation, and determined the auditors were independent;
  •
  approved the fees payable to the external auditors;
  •
  reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
  •
  reviewed and approved non-prohibited services to be provided by the external auditors; and
  •
  met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and in separate executive sessions.

Internal Auditors:

  •
  reviewed the mandate, independence, qualifications and resources, and reviewed and approved the annual work plan, of the internal audit department;

  •
  reviewed the results of audits performed; and
  •
  met privately with the senior representative of Internal Audit.

Financial Risk Management, Regulatory Compliance and Other:

  •
  ensured that a financial risk management process is fully operational and received quarterly reports from management demonstrating compliance with financial risk management policies;
  •
  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company's financial risk management practices, as well as management responses;
  •
  reviewed the Company's policies with respect to financial and commodity exposure management, reviewed the quarterly results of financial and commodity exposure management activities, the strategic hedging program guidelines and risk tolerance and the Company's insurance program;
  •
  reviewed the Company's legal and regulatory compliance with the Chief Legal Officer and other officers, which may have a material impact on the Company's financial statements;
  •
  reviewed the financial performance of the Company's pension plans;
  •
  reviewed with the Company's Chief Legal Officer all complaints raised regarding accounting or auditing matters and other financially related complaints to ensure full investigation of the matter and determined that no fraud had been committed; and
  •
  reviewed compliance with the Company's Code of Conduct, as well as the Financial Code of Ethics applicable to senior financial management staff and the Company's policy with respect to the hiring of employees of the external auditors.

Environmental, Health and Safety ("EH&S") Matters:

  •
  reviewed with management whether EH&S policies were being effectively implemented;
  •
  reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;
  •
  received a report on climate change, the impact of new legislation on the Company and management's report on the status of potential changes to legislation applicable to the Company;
  •
  reviewed the effectiveness of TransAlta's response to EH&S issues;
  •
  reviewed with management the circumstances surrounding a fatality at Poplar Creek; and
  •
  received regular reports from management regarding safety and environmental trends and TransAlta's responses.

 The AEC met regularly with the External Auditors, the senior representative of Internal Audit, the CEO, CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal, the Director, Environment, Health & Safety, and other members of management. The AEC also met with the External Auditors without any members of management present, with the senior representative of Internal Audit and the Executive responsible for Environment Health & Safety, without other members of management present. The AEC also met in camera, without management present, at the conclusion of each in person meeting.

 The AEC has reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2006. The Board adopted the ARC's mandate in January 2007 which includes the ARC's new responsibilities for the oversight of risk. A copy of this mandate may be found on TransAlta's website or at www.sedar.com as an Appendix to the Company's Annual Information Form.

Signed,
William D. Anderson (Chair) Stanley J. Bright Timothy W. Faithfull Michael M. Kanovsky Gordon S. Lackenbauer Donna Soble Kaufman (ex-officio member)
2.
Report of the Nominating and Corporate Governance Committee

 Consisting of four independent directors (with the retirement of Mr. Hyndman), in 2006, the mandate of the NCGC was to identify and recommend individuals to the Board for nomination as members of the Board and its committees, to review and ensure that directors' compensation was aligned with the interests of shareholders, to develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to monitor compliance therewith.

 In fulfilling its mandate in 2006, the NCGC:

  •
  reviewed the size and composition of the Board to ensure that the current Board membership possessed a diversity of experience and was of an adequate size, to provide for effective decision-making and staffing of Board committees. The NCGC employs a matrix of competencies, skills, education and background in making this determination. The NCGC recommended to the Board the appointment of Dr. Martha Piper as a director, to fill the vacancy created by Mr. Louis Hyndman's retirement;
  •
  recommended the nominees to stand for election as directors at the Meeting;
  •
  ensured the appropriate structure and composition of each Board committee, recommended to the Board that the responsibilities for oversight of risk management be delegated to the AEC of the Company and for the NCGC to be responsible for the oversight of environment, health and safety;
  •
  reviewed and recommended to the Board for approval the charter of each committee, which were approved by the Board;
  •
  through interviews and questionnaires, conducted an evaluation of the effectiveness of the Board, its committees, the Chair of the Board, and the individual directors;
  •
  reviewed the compensation paid to directors to ensure that it was competitive with other companies of similar size in Canada and aligned with the interests of shareholders. The committee increased the shareholding requirements of non-management directors;
  •
  satisfied itself that a comprehensive orientation and continuous education program was in place for all directors; and
  •
  reviewed and recommended to the Board amendments to the Corporate Governance Guidelines including the addition of majority voting guidelines, which were approved by the Board.

 The NCGC also met in camera, without management present, at the conclusion of each in person meeting.

 The NCGC reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2006. Effective January 1, 2007 the committee has, in addition to its previous responsibilities, the oversight responsibility, together with management, for the review and evaluation of existing environmental, health and safety practices and procedures and for ensuring compliance with applicable standards in comparison to industry best practices. The Charter for the GEC, incorporating its new responsibilities with respect to the oversight of environment, health and safety, may be found on TransAlta's website at www.transalta.com.

 In addition, the Company's Corporate Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on the Company's website at www.transalta.com.

Signed,
Gordon D. Giffin (Chair) C. Kent Jespersen Michael M. Kanovsky Gordon S. Lackenbauer Donna Soble Kaufman (ex-officio member)
3.
Report of the Human Resources Committee

 Consisting of five independent directors, the HRC oversees the Company's key human resources strategies and its executive compensation program. All of the members of the HRC have significant business experience, and experience in managing human resources issues.

 Given the operational challenges management had to deal with in 2006 and the competitive employment environment that exists, particularly in the local Alberta market, the HRC carried out an extensive review of all aspects of executive compensation to ensure that both the design and application of programs provided total compensation levels which retained and motivated the Company's executives, and which ensured that they were fairly compensated in light of overall performance levels achieved. In reaching its determinations, the HRC retained the services of independent specialists. The specific decisions reached by the HRC, as well as the details of the services provided by the external specialists can be found under the "Report on Executive Compensation" portion of this Proxy Circular. As set forth in the Charter of the HRC, decisions in regard to the compensation of the CEO and the senior officers who report directly to the CEO are made by the Board, based upon the recommendations of the HRC. Decisions in regard to the compensation of all other officers are made by the HRC.

 In fulfilling its mandate in 2006, the HRC:

  •
  reviewed PSOP awards to employees below the senior officer level for the period January 1, 2003 to December 31, 2005 (Period 7);
  •
  reviewed and recommended for approval to the Board PSOP awards to the CEO and senior officers for the period January 1, 2003 to December 31, 2005 (Period 7);
  •
  reviewed and approved PSOP grants to employees below the senior officer level for the period January 1, 2006 to December 31, 2008 (Period 10);
  •
  reviewed and recommended to the Board for approval the CEO's 2006 goals;
  •
  evaluated the CEO's performance to 2005 goals;
  •
  reviewed and recommended to the Board for approval the CEO's 2005 annual incentive payment;
  •
  reviewed and recommended to the Board for approval the CEO's 2006 remuneration, including base pay, annual incentive percentage, medium term incentive percentage, and PSOP percentage;
  •
  reviewed and recommended to the Board for approval 2005 annual incentive payments to senior officers;
  •
  reviewed and recommended for approval to the Board 2006 remuneration for senior officers, including base pay, annual incentive percentage, medium term incentive percentage, and PSOP percentage;
  •
  reviewed and recommended to the Board for approval partial payment of the PRP, based on the achievement of earnings targets as provided in the PRP;
  •
  reviewed and recommended to the Board for approval the CEO's role description;
  •
  reviewed and approved management's 2006 succession and talent management plans for key personnel;
  •
  reviewed and recommended to the Board for approval succession and talent management plans for potential successors to the CEO;
  •
  reviewed and approved the 2007 salary planning guidelines;
  •
  reviewed and approved the 2007 annual incentive plan design, measures and targets;

  •
  reviewed all elements of the Strategy to ensure ongoing applicability;
  •
  reviewed and recommended to the Board approval of the appointment or termination of officers and their related compensation or termination payments as required; and
  •
  reviewed and approved a work plan for the HRC for 2006 and 2007.

 The HRC met in camera, without management present, at the conclusion of each in person meeting. The HRC reviewed and approved the portions of this Proxy Circular under "Report on Executive Compensation", which disclosure also forms part of this Report. The HRC also reviewed its mandate and performance and is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2006.

 The Charter of the HRC is available on TransAlta's website at www.transalta.com.

Signed,
Stanley J. Bright (Chair) Timothy W. Faithfull C. Kent Jespersen Martha C. Piper Luis Vázquez Senties Donna Soble Kaufman (ex-officio member)

CORPORATE GOVERNANCE

 Through the NCGC, the Board constantly reviews, evaluates and modifies its governance to ensure that it meets or exceeds all applicable securities guidelines and regulations. The Board is satisfied that the Company's comprehensive corporate governance program is consistent with the guidelines adopted by the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Sarbanes-Oxley Act and the New York Stock Exchange as applicable.

 A complete description of the Company's approach to corporate governance is attached as Appendix "B" to this Proxy Circular. This disclosure statement has been approved by the Board.

ADDITIONAL INFORMATION

 Additional information regarding the business of the Company is contained in the Company's Annual Information Form for the fiscal year ended December 31, 2006, and documents incorporated by reference therein, including the Company's MD&A for the fiscal year ended December 31, 2006. Additional financial information regarding the Company is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2006. Copies of these documents, the Company's Annual Information Form for the fiscal year ended December 31, 2006 and documents incorporated by reference therein, including the MD&A, any interim financial statements for periods subsequent to December 31, 2006 and additional copies of this Proxy Circular may be obtained upon request from the Director, Investor Relations, TransAlta Corporation at 110 - 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

 Corporate information is also available on TransAlta Corporation's website: www.transalta.com.

2008 ANNUAL MEETING OF SHAREHOLDERS – SHAREHOLDER PROPOSALS

 Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2008 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2008) must be received by the Corporate Secretary on or before December 10, 2007. No shareholder proposals were received for inclusion in the Proxy Circular.

DIRECTORS APPROVAL

 The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, has been approved by the Board.

Calgary, Alberta
March 9, 2007	Maryse C. St.-Laurent Corporate Secretary

APPENDIX "A"
SHAREHOLDER RIGHTS PLAN RESOLUTION

BE IT RESOLVED THAT

1.
The Shareholder Rights Plan of the Company be continued and the Shareholder Rights Plan Agreement (the "Rights Plan Agreement") dated as of October 13, 1992, as amended and restated as of April 26, 2007, between TransAlta Corporation and CIBC Mellon Trust Company, be and it is hereby, continued, ratified, confirmed and approved.

2.
The making on or prior to April 26, 2007, of any revisions to the Rights Plan Agreement as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, Executive Vice-President, Legal, any Vice-President, the Corporate Secretary or a director, is hereby authorized and approved.

3.
The Rights Plan Agreement, as the same may be amended in accordance with paragraph 2 above, be and it is hereby authorized and approved.

4.
Any two directors or officers (or combination thereof) of TransAlta Corporation, be and are hereby authorized, for and on behalf of TransAlta Corporation, to execute and deliver such other documents and instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

A-1

APPENDIX "B"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

 TransAlta is committed to transparency and to responsible corporate governance practices. The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the Company, including policies for the assessment and management of its risks and for reviewing and approving its strategic plans. To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out. The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success. The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards for the Company.

 The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company. In addition to those matters which must, pursuant to applicable laws and the Company's by-laws, be approved by the Board, the Board has specified limits to management's authority and retains responsibility for significant matters such as acquisitions and divestitures, major capital expenditures and debt and equity financing transactions.

 The Board has ultimate oversight for adoption of the Company's strategic planning process, the resultant plan, monitoring performance in executing the strategies and meeting the objectives of the plan. The Board meets on an annual basis for a comprehensive, two-day strategic planning session at which time it reviews and approves the strategic plans of the Company. The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications to them.

 The Board has also adopted a Disclosure Policy addressing timely dissemination of all material information which it reviews annually. TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, its website, through briefing sessions and group meetings. TransAlta's website, www.transalta.com, contains transcripts of conference calls held with investors each quarter, as well as annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

 In 2006, the Board had the following three standing committees: The Audit and Environment Committee ("AEC"), the Human Resources Committee ("HRC") and the Nominating and Corporate Governance Committee ("NCGC"). On October 25, 2006, the Board delegated to the AEC oversight responsibility for the processes developed by management to consider and identify the principal risks of the Company, to evaluate the potential impact and to implement appropriate systems to manage such risks. At the same time, the responsibility for oversight over environment, health and safety was delegated to the NCGC. These new responsibilities took effect January 1, 2007. The Board now has the following three standing committees: the Human Resources Committee ("HRC"), the Audit & Risk Committee ("ARC") and the Governance and Environment Committee ("GEC").

Audit and Risk Committee

 The members of TransAlta's ARC satisfy the requirements for independence as required under the provisions of Canadian Securities Regulators' Multilateral Instrument 52-110 Audit Committees, Section 303A of the New York Stock Exchange Rules and Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as they apply to audit committee members. The ARC has adopted a Charter which requires that it be comprised of a minimum of three independent directors. The ARC currently has five independent members, W.D. Anderson (Chair), S.J. Bright, T.W. Faithfull, M.M. Kanovsky and G.S. Lackenbauer, and the Chair of the Board, Donna Soble Kaufman (who is independent), attends all meetings as an ex-officio member of the ARC. All members of the ARC, including Mrs. Kaufman, are financially literate pursuant to both Canadian and U.S. securities requirements and each of Mr. W.D. Anderson and Mr. G.S. Lackenbauer have been determined by the Board to be an "audit committee financial expert", within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

Relevant Education and Experience of Audit and Risk Committee Members

 The following is a brief summary of the education or experience of each member of the ARC that is relevant to the performance of their responsibilities as a member of the ARC, including any education or experience that has provided the member with an understanding of the accounting principles used by TransAlta to prepare its annual and interim financial statements.

Name of ARC Member	Relevant Education and Experience

W.D. Anderson	Mr. Anderson is a Chartered Accountant. Mr. Anderson has served as Chief Executive Officer of a public company and as Chief Financial Officer of several public companies. In such capacities, Mr. Anderson actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements. Mr. Anderson has also served as a principal financial officer, accounting officer and controller and as a director and audit committee member of several public companies.

S.J. Bright	Mr. Bright is a Certified Public Accountant (U.S.) and has served as a Chief Executive Officer, Chief Financial Officer and a corporate controller of several public companies. Mr. Bright has actively supervised persons engaged in preparing, auditing, analyzing or evaluating financial statements. Mr. Bright also has experience actively overseeing or assessing the performance of companies in the preparation of financial statements.

T.W. Faithfull	Mr. Faithfull holds a Bachelor of Arts degree in Economics and has acquired significant financial experience and exposure to accounting and financial issues as Chief Executive Officer of Shell Canada Limited and in his other capacities during his 36 years with the Royal Dutch/Shell group of companies.

M.M. Kanovsky	Mr. Kanovsky has over 30 years of financial and industry experience gained through working in the investment banking business as well as a director, officer and audit committee member of public companies and trusts. Mr. Kanovsky is a graduate of the MBA program from the Richard Ivey School of Business of the University of Western Ontario.

G.S. Lackenbauer	Mr. Lackenbauer has over 35 years of experience in the investment banking industry. Mr. Lackenbauer has also appeared as an expert financial witness with respect to financial markets, capital structure, cost of capital and fair return on common equity, in over 40 regulatory proceedings. Mr. Lackenbauer also has extensive experience as a director or governor of public companies and not-for-profit organizations. Mr. Lackenbauer holds a Bachelor of Arts in Economics, an MBA degree from the University of Western Ontario and is a Chartered Financial Analyst.

 The Board has delegated to the ARC the responsibility for the oversight of management's establishment and maintenance of internal controls over financial reporting and management information systems. The ARC meets quarterly with the internal and external auditors and management to assess the adequacy and effectiveness of these systems of internal controls. As required by the Sarbanes-Oxley Act and Canadian securities regulators, the CEO and CFO certify that they have reviewed all interim and annual reports filed with the U.S. Securities Exchange Commission and Canadian securities regulators, have evaluated and reported on the effectiveness of the Company's disclosure controls, and as of December 31, 2006, have designed or caused to be designed such internal controls over financial reporting as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The certifying officers must also disclose whether any changes in internal controls have occurred over the period that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

 For further information on the ARC, including its Charter, refer to the Company's Annual Information Form for the year ended December 31, 2006 filed on SEDAR at www.sedar.com or refer to the Company's website at www.transalta.com.

 As a publicly listed company on the Toronto Stock Exchange and the New York Stock Exchange, TransAlta is subject to a variety of corporate governance guidelines and requirements enacted by Canadian Securities Regulators, the New York Stock Exchange and by the U.S. Securities and Exchange Commission, under its rules, and those mandated under the Sarbanes-Oxley Act. The Board believes the Company is in compliance with these various corporate governances rules.

CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F 1

Guidelines		Description of Approach

1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	• The GEC and the Board participate in the determination of director independence annually. The determination is made in accordance with the definition of "independence" as provided in the Canadian Governance Guidelines and the Canadian Audit Committee Rules. The independence criteria also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in the Sarbanes-Oxley Act. The GEC also reviews, at least annually, the existence of any relationship between each director and the Company to ensure that the majority of directors are independent. The determination is based on information concerning the personal, business and other relationships and dealings between the directors and the Company, its affiliates and the external auditors, collected through biographical material, reports and questionnaires furnished or completed by the directors. For further information with respect to each director, see "Business of the Meeting – Nominees for Election to the Board of Directors" in this Proxy Circular. No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors' retainer and meeting fees and none of the directors, (with the exception of Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), have a material relationship with TransAlta, either directly or indirectly which could reasonably be expected to interfere with the exercise of independent judgement. As such, the Board has affirmatively determined that all directors of the Board, (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of management.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	• Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as he is a full-time employee of the Company.
(c)	Disclose whether or not a majority of directors are independent.	• The Board has affirmatively determined that a majority of the directors of the Board, or 91% of the directors of the Board, are independent.
(d)	Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.	• This information is contained under the heading "Business of the Meeting – Election of Directors – Nominees for Election", under each director's personal biography and includes the committees on which they serve.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.	• The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In 2006, the Board held 11 in camera sessions of independent directors at the end of each scheduled and special meeting of the Board. Each of the committees of the Board held regularly scheduled in camera sessions at the end of each in person meeting. In 2006, the AEC and the HRC each held four in camera meetings and the NCGC held three such meetings.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	• The Chair of the Board, Mrs. Donna Soble Kaufman, has never been an executive officer of the Company and the Board has affirmatively determined that she is independent. In addition, the Board has adopted guidelines which provide that the Chair of the Board be appointed for a three-year term. The GEC conducts a review of the Chair's performance annually and in the second year of the term, based upon its review, makes a recommendation to the Board with respect to the renewal of the Chair's term. The Board's view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances. The Board has adopted a position description for the Chair setting out her responsibilities and duties. The Chair's role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder meetings, ensure that the Board reviews and approves the Company's corporate strategy as developed by management, ensure that the Board receives regular updates on all issues of importance to the Company, work closely with each Committee Chair to ensure that each of the Committees' functions are carried out, communicate with the CEO to provide feedback and coaching as required and work collectively and individually with members of the Board to ensure optimum performance of the Board. A copy of the Chair's Position Description can be found on the Company's website at www.transalta.com.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	• This information is contained under the heading "Business of the Meeting–Election of Directors – Nominees for Election", under each director's personal biography.

2.	Board Mandate
(a)	Disclose the text of the board's written mandate.	• The Board has plenary power. Any responsibility not delegated to senior management or a committee of the Board remains with the Board. The Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management. The Board's Corporate Governance Guidelines can be found in Appendix "C" to this Proxy Circular and are available on the Company's website at www.transalta.com.

3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.
•  Position descriptions for the Chair of the Board and for Committee chairs are located on the Company's website at www.transalta.com.
• The Board considers its Corporate Governance Guidelines, the Committee Charters, the position description for the Chair of the Board and the position description for Committee Chairs to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each Committee Chair and each director.
(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	• A written position description has been developed for the CEO which is reviewed annually by the HRC and approved by the Board and is located on the Company's website at www.transalta.com.

4.	Orientation and Continuing Education
(a)
Briefly describe what measures the board takes to orient new directors regarding

(i)   the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.
• Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required. They are also invited to meet individually with directors in order to familiarize themselves with the demands of the role and the expectations of both the Board and the management of the Company. New directors are also provided with an orientation and education program that includes a director's manual, which contains written information about the duties and obligations of TransAlta's directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings. New directors are invited to meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters. Arrangements are also made for specific briefing sessions from appropriate senior personnel to help new directors better understand TransAlta's strategies and operations.
• New directors are also invited to participate in all committee meetings in order to obtain a better understanding of each committee's role, oversight responsibilities and the overall workings and responsibilities of the Board.
• Directors are given detailed presentations on particular business issues and strategies and management regularly engages external speakers to provide tutorials and updates on developments in the industry and on political and economic developments in the geographic areas in which the Company does business. In conjunction with Board meetings, directors also take part in site tours of the Company's assets. These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	• Directors are encouraged to enrol in professional development courses. Directors are also encouraged to maintain membership in professional associations that provide continuing education to directors. All fees associated with such memberships or development courses are reimbursed by the Company.
• Directors also receive regular business updates from the CEO and have electronic access to all CEO communications to employees.

5.	Ethical Business Conduct
(a)
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code;

(i)    disclose how a person or company may obtain a copy of the code;

(ii)   describe how the board monitors compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
•  The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries. In addition, the Board has adopted a code of conduct for the directors of the Company. A separate financial code of conduct has also been adopted by the Board and applies to all financial management employees.

•  Copies of the Company's Codes of Conduct for directors, employees and officers and financial officers are available on the Company's website at www.transalta.com and are filed on SEDAR at www.sedar.com.

•  Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the Code of Conduct and to acknowledge that they have complied with all standards set out in the Code. The ARC receives an annual report on the sign-off of the code and also receives regular updates on any possible violations, whistle-blowing or any complaint brought to the attention of the Company or Chair of the ARC. Any waivers of the Code for senior officers, if any, must be brought to the attention of the Board. The Company has also made provisions in its Code of Conduct for the anonymous and confidential reporting to the ARC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.

• The Board has not granted any waivers of the Code of Conduct.
(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	• The Board requires that each director or executive officer comply with the disclosure requirements of the Canada Business Corporations Act regarding conflicts of interest. If a conflict is declared, the declaring director or executive officer is not permitted to be present for that portion of the meeting of the Board where the matter is discussed and is not permitted to vote on the matter.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	• The Board encourages and promotes a culture of ethical business conduct by ensuring that all possible conflicts are disclosed and reviewed by the Board. The directors have prescribed in the Code of Conduct that should conflicts arise, or be perceived to arise, immediate full disclosure must be made and the disclosing director or executive officer shall not be permitted to participate in any decision or action in which there is a real or apparent conflict. Each director turns their mind to this question at each meeting of the Board as it forms part of the Board's regular agenda for review.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.	• The GEC recommends to the Board nominees for appointment and election to the Board. The GEC has developed a competency matrix that outlines each director's areas of expertise and experience which is reviewed at least annually by the GEC in order to ensure that the Board is comprised of members who have the appropriate mix of skills, competencies and experience to guide the long-term strategy and ongoing business operations of the Company. The GEC maintains a list of potential nominees which is reviewed annually to ensure that the candidates remain a good fit for the Board. Nominees must also have the ability to devote the time required and a willingness to serve.
• The GEC considers the Board size and has determined that between 10 to 14 directors is an appropriate size to provide for effective decision-making, staffing of Board committees and to address succession planning requirements. At the recommendation of the GEC, the Board has currently fixed the number of directors on the Board at 11.

• The Board has adopted a policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually. In addition the Company's policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board. The Company files with securities regulators the results of votes cast for each individual director as a percentage of total votes cast.
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors.	• The GEC comprises four independent directors, Ambassador Giffin (Chair), Mr. Jespersen, Mr. Kanovsky and Mr. Lackenbauer. Mrs. Kaufman, the Chair of the Board, attends all meetings as an ex-officio member.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	• Information on the GEC is contained under the heading "Reports of Committees of the Board – Report of the Nominating and Corporate Governance Committee" in this Proxy Circular and additional information including its Charter is available on the Company's website at www.transalta.com.

7.	Compensation
(a)	Describe the processes by which the board determines the compensation for the issuer's directors and officers.	• The GEC reviews annually the compensation for the Company's directors and the HRC reviews the compensation for the Company's officers. Any changes in compensation are recommended to the Board for approval.

• In determining the compensation of directors, the GEC takes into consideration the size and complexity of the Company's business and reviews comparable data compiled by independent outside compensation firms for companies of similar size.
(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors.	• The HRC comprises five independent directors, Mr. Bright (Chair), Mr. Faithfull, Mr. Jespersen, Dr. Piper and Mr. Vazquez. Mrs. Kaufman, the Chair of the Board, attends all meetings as an ex-officio member.
(c)	Describe the responsibilities, powers and operation of the compensation committee.	• Information on the HRC is contained under the heading "Report of Committees of the Board – Report of the Human Resources Committee" in this Proxy circular and additional information including its Charter is available on the Company's website at www.transalta.com.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the company's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform other work for the company, state that fact and briefly describe the nature of the work.	• In 2006, given the operational challenges management had to deal with and the competitive employment environment that exists, particularly in the local Alberta market, the HRC carried out a major review of all aspects of executive compensation to ensure that the design and application of programs provided total compensation levels which retained and motivated the Company's executives and which ensured that they were fairly compensated, in light of overall performance level achieved relative to the Comparator Group.

• In connection with their review, the HRC made use of the work done by Towers Perrin, the Company's compensation consultant. The mandate to Towers Perrin was to collect and analyse market data for all executives from the approved Comparator Group and from a chosen group of Alberta based companies, and to provide input to the HRC on the overall competitiveness of total compensation. Total fees paid to Towers Perrin for these services in 2006 were $102,000. The HRC retained the services of Hewitt Associates to provide independent advice to the Committee on the overall competitiveness of total compensation relative to both the approved Comparator Group and the Alberta marketplace, and to provide input on the competitiveness of using the S&P/TSX Composite Index as the sole determinant of awards pursuant to the Company's Performance Share Ownership Plan ("PSOP"). Total fees paid to Hewitt Associates for these services in 2006 were $31,000. In addition, the HRC retained the services of Mercer Delta to assist management with the design and operation of its talent and succession management process for Executives. Total fees paid to Mercer Delta in 2006 for these services were $350,000.

8.	Other Board Committees
	If the board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	• The Company has no other standing committees.

9.	Assessments
	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	• Annually each director completes a questionnaire evaluating the performance of the Board generally. In addition, the Chair of the Board conducts a one-on-one interview with each director in order to obtain information regarding the effectiveness and performance of the Board, Board committees, management, the Board-management relationship, their own performance, contributions of individual directors, strategy and other related matters. The Chair discusses the results of these conversations with the Chair of the GEC. The Chair then summarizes the results and leads an in-camera discussion with the Board, identifying areas for improvement and objectives for the upcoming year.
• Each member of each committee also completes an evaluation questionnaire for each committee on which he/she sits, which is then reviewed by the GEC, the applicable committee and reported to the Board. Suggestions for improvements or change emanate from these reviews and discussions.
• In each year of the Chair's term, the Chair of the GEC conducts a one-on-one interview with each member of the Board to evaluate the Chair's performance, measured against the Chair's position description. The director questionnaire also elicits comments on the performance of the Chair. The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in-camera discussion with the Board. The results of this review form the basis for improvement and objectives for the Chair for the upcoming year.

New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

 TransAlta's corporate governance practices differ from those of the NYSE in only two aspects; the NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities, subject to a few limited exceptions. The TSX rules require that equity compensation plans with a fixed maximum number of securities to be issued must be approved by shareholders only when the amount to be issued under the plan exceeds the previously approved maximum number of securities to be issued under the plan. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by an insider.

 Further, under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies. TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits. Two of the Company's current audit committee members sit on the audit committees of more than three public companies. The Board has considered this matter and has determined that in each case Messrs. Anderson's and Kanovsky's professional responsibilities beyond TransAlta are not so substantial as to preclude the attention and focus necessary to fulfill their duties and responsibilities to the audit committee of the Company and to the Board overall. The Board has affirmatively determined that the simultaneous audit committee service of these two members on the audit committees of more than three public companies does not impair their ability to serve on the audit committee of the Company.

APPENDIX "C"

CORPORATE GOVERNANCE GUIDELINES

TRANSALTA
CORPORATE GOVERNANCE GUIDELINES

October 26, 2006

TRANSALTA CORPORATION
CORPORATE GOVERNANCE GUIDELINES

A.    Introduction

  'Corporate governance' means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities.(1)

(1)
Report of the TSE Committee on Corporate Governance in Canada – December 1994.

 On behalf of TransAlta Corporation's shareholders, the Board is responsible for the stewardship of TransAlta Corporation (the "Company"), establishing the key policies and standards for the Company, including policies for the assessment and management of its risks and for reviewing and approving its strategic plans. The Board monitors and assesses performance and progress in meeting the Company's long and short-term goals.

 The Board has adopted the following guidelines to meet its corporate governance responsibilities.

B.    Board Organization and Membership

1)
Separation of the Chair of the Board and Chief Executive Officer

 The Board has chosen to separate the positions of chair of the Board ("Chair") and chief executive officer ("CEO").

2)
Chair Position Description

 The Chair's responsibilities are set out in a position description that encompasses the Chair's role as it relates to the Board, committees and the CEO.

3)
Size of the Board

 It is the view of the Board that 10 to 14 directors is sufficient to provide a diversity of expertise and opinions, permits effective committee organization and is appropriate for efficient meetings and decision-making.

 The Governance and Environment Committee (the "Committee") reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)
Independence of Directors

 The Board annually affirmatively determines \the independence status of each director, based on the recommendation of the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

 As a matter of policy the Board is comprised with a majority of independent directors. Decisions on matters of corporate governance are made by the independent directors.

 Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and any relationships held with the Company. The Committee reviews these declarations annually to ensure the majority of directors are independent.

 Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off periods have been met and the independent directors determine that no direct or indirect material relationship exists taking into consideration the former executive's duties and relationships for and with the Company.

5)
Majority Voting for Directors and Form of Proxy

 As a matter of policy, the Board of Directors believes that each of its members should carry the confidence and support of its shareholders. To this end, it has adopted this policy.

 In an uncontested election of directors at a shareholders' meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board. In the absence of extenuating circumstances it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company. Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

 The form of proxy for the vote at a shareholders' meeting where directors are to be elected will enable a shareholder to vote in favour of, or to withhold from voting for each nominee separately.

6)
Changes in a Director's Principal Occupation

 A director who makes a major change in principal occupation must offer to resign from the Board in order to give the Board the opportunity to review, through the Committee, the impact of the change on the composition of the Board.

7)
Criteria for Board Membership

 Each year the Committee reviews the criteria applicable to candidates to be considered for nomination to the Board. The objective of this review is to ensure that the composition of the Board provides the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience.

8)
Selection of New Director Candidates

 The Committee, together with the Chair and the CEO, identifies potential nominees, screens their qualifications and makes recommendations for nomination to the full Board. The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

9)
New Director Orientation

 New directors are provided with an orientation and education program that includes both written information about the duties and obligations of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings scheduled with senior management and other directors. A comprehensive director's manual is also provided to each new director. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

10)
Ongoing Director Education

 Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Company is active, communications from the CEO to employees and such other information management considers of interest to the Board.

 Furthermore, in addition to scheduled Board meetings, management regularly engages external speakers to make presentations to the Board and management on matters affecting the Company or the industry. In conjunction with Board meetings, directors regularly take part in tours of the Company's assets or its suppliers. These informal presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context for exercising their duties.

11)
Retirement Age and Director Succession Planning

 The current retirement age is 70. The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors. This is to ensure that its review of the size and composition of the Board and its recruitment of new directors anticipates and addresses the succession planning issues associated with both the loss of the skills and experience provided by retiring directors and the need for continuity on the Board.

12)
Director Compensation

 The Committee annually reviews directors' compensation and makes recommendations to the Board for consideration when it believes changes in compensation are warranted. The Board has determined that ownership of the Company's shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders. The director's retainer is paid primarily in shares or deferred share units of the Company. The Company has also established minimum share or deferred share unit holdings, requiring each director of the Company to acquire and hold a minimum value of three times the director's annual retainer fee within five years of their appointment to the Board.

C.    Board Meetings and Materials

1)
Agendas and Materials

 The Chair and the CEO establish the agenda for each Board meeting. In advance of each meeting management distributes to the Board written information and data necessary for the Board's understanding of business to be discussed. Any Board member may suggest the inclusion of items on the agenda in advance of the meeting.

2)
Meetings

 Members of senior management are invited to attend Board meetings as required.

 The independent directors meet without management present as a standing agenda item at each regularly scheduled in person Board meeting. The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.    Committee Organization and Meetings

1)
Board Committees

 Each committee operates according to approved charters. The committees are: Audit and Risk; Human Resources; and Governance and Environment. The Board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the Board will always have an audit committee.

2)
Assignment of Committee Members

 The Board, based on a recommendation by the Committee, considers the rotation of committee members and committee chairs. The Committee's recommendation is derived from consultations with the Chair, and individual directors, with the objective of recognizing and balancing the need for renewal of ideas and continuity and of utilizing particular expertise. The Chair is an ex-officio member of all committees of the Board.

3)
Committee Meetings

 Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee's terms of reference) of the meetings of the committees. Each committee reports to the full Board with respect to the proceedings of each meeting. Any directors may attend committee meetings as non-voting, non-quorum members. The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4)
Committee Agendas

 The chair of each committee, in consultation with the appropriate members of management and staff, develops the committee's agendas.

 Each committee adopts annually a schedule of agenda subjects based on its terms of reference to be discussed for the ensuing year and is referred to at each committee meeting to ensure that all matters are addressed.

E.    Board and Management Responsibilities

1)
Board Relationship with Management

 Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board's skills. Open discussions between the Board and members of management about issues facing the Company are facilitated through presentations by guest speakers and other informal gatherings. In addition, the Board encourages senior management to bring employees who have potential as future management, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)
Corporate Strategy

 Management is responsible for the development of the Company's strategic direction and plans. It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company.

3)
Limits to Management Authority

 The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including organizational changes and policy, budgets, plans and financially material commitments, financial, corporate and certain personnel matters. These guidelines place limits on management's authority based upon the nature and size of the proposed action.

4)
Evaluation of the Chief Executive Officer

 The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee and the CEO in the previous year. The results of this annual review are communicated to the independent directors. The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO. The Human Resources Committee uses the evaluation in its deliberations concerning the CEO's annual compensation.

5)
Succession Planning and Management Development

 The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee. The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The Human Resources Committee reviews and reports to the full Board on these succession plans.

6)
Principal Risks

 The Board is responsible for understanding the principal risks associated with the Company's business on an ongoing basis and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis.

 Both management and the Internal Audit department regularly provide the Audit and Risk Committee with risk assessment reports associated with the Company's business. The Committee reports on these risks to the full Board.

 In addition, management advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the full Board for approval.

7)
Internal Controls

 The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.

 The Company has adopted a Code of Conduct that sets out the key principles and policies governing the organization. The Board, through the Audit and Risk Committee, reviews the key policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management, employees and the Boards of both the Company and its subsidiaries. In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Risk Committee, which then reports to the full Board.

 The Board is provided with the Company's Insider Trading Policy which requires, among other things, that directors consult with the Corporate Secretary before trading in securities and provide confirmation immediately following any trade.

8)
Board Communications Policy

 The Board, or the appropriate Committee thereof, reviews the content of the Company's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses which may be issued.

 The Board believes that it is usually the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. Where it is appropriate for the Board to communicate directly with shareholders, the Chair or the Chair's delegate will be the designated spokesperson for the Board.

9)
Outside Advisors for Individual Directors

 If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as Board members they may engage such an advisor at the expense of the Company provided that they have first obtained the authorization of the Chair.

F.     Evaluation of the Board and the Board-Management Relationship

1)
Assessing the Chair's Performance

 The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders. In each year of the term, the Committee conducts a review of the Chair's performance measured against the Chair's position description. In the second year of the term, based upon its reviews, the Committee makes a recommendation to the Board with respect to the renewal of the Chair's term. The Board's view is that a Chair should normally serve no more than two three-year terms, subject to special circumstances arising.

2)
Annual Discussions between the Chair and individual Directors

 The Chair meets annually with each director individually to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management relationship, their own performance, contributions of individual directors, strategy and related matters. The Chair discusses the results of these conversations with the Chair of the Committee. The Chair then summarizes the results and leads an in-camera discussion with the Board, identifying areas for improvement and objectives for the upcoming year.

3)
Assessing the Board and Committee Performance

 The Committee is responsible for annually evaluating the performance of the Board and each committee and for reporting back to the Board. The assessment examines the effectiveness of the Board and each committee as a whole and specifically reviews areas that the Board, committee members and/or management believe could be improved to ensure the continued effectiveness of the Board and its committees in the execution of their responsibilities.

 The Committee bases its assessment, in part, on the Chair's annual report to the Committee about the discussions with individual Board members and on the annual self-assessment questionnaire completed by each director with respect to the performance of the Board, the committees on which he/she sits and that of individual directors.

TransAlta Corporation
Box 1900, Station "M", 110 – 12th Avenue SW, Calgary, Alberta, Canada T2P 2M1 Ph: 403.267.7110 www.transalta.com

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Exhibit 99.1
Table of Contents
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR Solicitation of Proxies
VOTING INSTRUCTIONS Instructions for Registered Holders of Common Shares
Instructions for Non-Registered Holders of Common Shares – Beneficial Owners
Revocation of Proxies
Confidentiality of Voting
Voting Shares and Principal Holders Thereof
Business of the Meeting
Compensation of Non-Management Directors in 2006
Deferred Share Units
Directors' Shareholding Requirements
Shareholdings of Directors at February 15, 2007
Summary of Directors' Compensation for the fiscal year 2006
Fees Paid to Ernst & Young LLP
REPORT ON EXECUTIVE COMPENSATION
Compensation of Executives in 2006
Components of Executive Compensation
CEO Compensation and Evaluation
Summary Compensation Table
Performance Share Ownership Plan
Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year
Performance and Retention Plan
Performance and Retention Plan Grant and Award Detail as at February 15, 2007
Retirement Pension Plan
Estimated Annual Supplemental Pension Benefit by Executive
Accrued Pension Obligation
Changes in Accrued Supplemental Pension Plan Liability
Indebtedness of Directors, Officers and Employees
Change of Control Agreements
Executive Severance Arrangements
Employee Stock Option Plan
Equity Compensation Plan Information as at December 31st, 2006
Employee Share Purchase Plan
OTHER INFORMATION Comparative Shareholder Return
Cumulative value of a $100 investment, assuming reinvestment of dividends (December 31)
Directors and Officers Insurance
Reports of Committees of the Board
CORPORATE GOVERNANCE
ADDITIONAL INFORMATION
2008 ANNUAL MEETING OF SHAREHOLDERS – SHAREHOLDER PROPOSALS
DIRECTORS APPROVAL
APPENDIX "A" SHAREHOLDER RIGHTS PLAN RESOLUTION
APPENDIX "B" STATEMENT OF CORPORATE GOVERNANCE PRACTICES
CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F 1
New York Stock Exchange – Significant Differences in Corporate Governance Practices
APPENDIX "C" CORPORATE GOVERNANCE GUIDELINES
TRANSALTA CORPORATION CORPORATE GOVERNANCE GUIDELINES